Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GACW Incorporated
3100 West Ray Road, Suite 201
Chandler, AZ 85226
https://globalaircylinderwheels.com/

Up to $1,422,843.75 in Common Stock at $3.75
Minimum Target Amount: $19,998.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GACW Incorporated
Address: 3100 West Ray Road, Suite 201, Chandler, AZ 85226
State of Incorporation: AZ
Date Incorporated: November 26, 2019

Terms:

Equity

Offering Minimum: $19,998.75 | 5,333 shares of Common Stock
Offering Maximum: $1,422,843.75 | 379,425 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.75
Minimum Investment Amount (per investor): $498.75

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Voting Rights of Securities Sold in this Offering: Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

TTW Reservations Page Bonus: Testing the Waters Reservation Holders: All Reservation Holders will be eligible for a Loyalty Bonus, to be disclosed upon the potential launch of a future offering.

Loyalty Bonus | 10% Bonus Shares: If you are an existing StartEngine campaign follower of or a prior investor in GACW or on our mailing list, you are eligible for 10% additional bonus shares.

Time-Based Perks

Time Tier 1: Invest $1,000+ within the first two weeks and receive 8% bonus shares.

Time Tier 2: Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Time Tier 3: Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Time Tier 4: Invest $10,000+ within the first two weeks and receive 14% bonus shares.

Time Tier 5: Invest $25,000+ within the first two weeks and receive 17% bonus shares.

Time Tier 6: Invest $50,000+ within the first two weeks and receive 20% bonus shares.

Flash Perk 1: Invest $2,500+ between the 40th - 46th day and receive 8% bonus shares.

Flash Perk 2: Invest $5,000+ between the 40th - 46th day and receive 10% bonus shares.

Flash Perk 3: Invest $10,000+ between the 40th - 46th day and receive 12% bonus shares.

Flash Perk 4: Invest $2,500+ between the 60th - 66th day and receive 8% bonus shares.

Flash Perk 5: Invest $5,000+ between the 60th - 66th day and receive 10% bonus shares.

Flash Perk 6: Invest $10,000+ between the 60th - 66th day and receive 12% bonus shares.

Volume-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares.

Tier 2 Perk: Invest $2,500+ and receive 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 9% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive a 3D print of the GACW wheel + 12% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive a 3D print of the GACW wheel + an invite to a virtual Q&A webinar with the founders OR an in person dinner with the founders* + 15% bonus shares.

*Flights and accommodations not included

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GACW Incorporated will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $375.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

GACW Incorporated, a private "C" corporation organized in Arizona, has completed successful field tests that validate commercial performance of its patented Air Suspension Wheel (ASW) and is now transitioning from R&D to initial commercial production and sales. The patented technology replaces the traditional rubber tire, rim and chains used on large Off-The-Road mining trucks. GACW employs one (1) person, utilizes the services of third-party contractors, contracts third party fabrication and sells through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels. The ASW solves a myriad of problems inherent with rubber tires: overheating, explosions, rapid wear and tear expense, excessive maintenance costs, and environmental disasters. Other verticals are being pursued as well, including military and commercial trucking. The Company has assembled a patent portfolio of nineteen (19) issued patents: 9,399,370, 10,987,969, 10,987,970, 10,987,971, 11,173,744, 11,279,170, 11,135,871, 11,325,417, 11,458,759, 11,458,760, 11,544,606, 11,565,552, 11,590,795, 11,801,711, 12,145,405, 12,251,964, D960,084, 12,409,678, and 12,409,679 - all related to Wheels Assembly or Tread Assembly for a Wheel. The Company also has numerous PCT applications filed.

The Company initially formed as 2017, LLC in Arizona on April 2, 2004 and reorganized as GACW Incorporated on November 26, 2019.

Competitors and Industry

The overall global tire market was estimated to be worth approximately $504 billion in 2022 and is projected to reach $928 billion by 2033 with projected CAGR of 6.3% between 2023-2033 (source: https://www.futuremarketinsights.com/reports/automotive-tires-market). The non-pneumatic wheel industry is broken down into various categories: (1) small wheels for gardening, wheelbarrows, golf carts; (2) mid size wheels for cars, ATVs; (3) large wheels for tractors and construction equipment; and (4) extra-large wheel market, or Off-the-Road (OTR), for mining trucks.

Key Trends in the OTR Market

1. Construction and Mining: The construction and mining industries are the largest consumers of OTR tires, driven by increasing infrastructure projects and mining activities globally.

2. Agriculture: The agricultural sector significantly contributes to the demand for OTR tires, with the need for durable tires for tractors and other farming equipment.

3. Technological Advancements: Innovations in tire technology, such as the development of green tires and increased use of radial tires for better fuel efficiency, safety, and performance, are driving the market.

4. Regulatory Compliance and Sustainability: There is a growing emphasis on environmental regulations and the need for sustainable tire disposal and recycling practices.

5. Geographical Demand: Asia-Pacific is a leading region due to rapid industrialization, urbanization, and substantial infrastructure development in countries like China and India.

How GACW Aims to Become the Leader in the OTR Market

1. Innovative Technology: GACW's air suspension wheels (ASW's) offer a significant technological advantage over traditional OTR tires. By emphasizing the safety, performance, and environmental benefits of its airless mechanical wheels, GACW plans to differentiate itself in the market.

2. Target Key Sectors: Focusing on key sectors such as mining, agriculture and military applications where the demand for durable and high-performance tires is greatest.

3. Sustainability Initiatives: Emphasizing the echo friendly aspects of GACW's products, such as recyclability and reduced emissions, aligns with the growing trend towards sustainability in the industry.

4. Strategic Partnerships and Alliances: Forming partnerships with major equipment manufacturers and expanding distribution networks will help GACW increase market penetration.

5. Research & Development Investment: Continuous investment in research and development to improve product offerings and staying ahead of technological advancements will be essential.

6. Regulatory Compliance: Ensuring that all products meet the necessary safety and environmental regulations will build trust and reliability among end users. By leveraging these strategies, GACW aims to position itself as a leader in the growing OTR tire market, capitalizing on the industries' evolving needs and trends.

To our knowledge, GACW possesses the only viable non-pneumatic solution available at this time (source:) (https://www.polarismarketresearch.com/industry-analysis/otr-tire-market). The mid-size and large markets are being pursued as well through collaboration agreements with large manufacturing partners. These markets have tremendous competition with solid tires and airless tires being innovated and produced by global tire companies.

Other companies are investing in wheel technology, but none of these companies has developed an Air Suspension Wheel and none of these companies has developed a game changing wheel technology for the mining industry. Here are some of the key competitors:

1. Michelin Uptis. Michelin, in collaboration with General Motors, has developed the Uptis (Unique Puncture Proof Tire System) prototype. Uptis is designed for passenger vehicles, offering advantages like reduced risk of flats, maintenance free operation, and environmental benefits by reducing raw material usage and waste. Michelin aims to commercialize Uptis by mid-2025 and is testing it on vehicles such as the Chevrolet Bolt and potentially Tesla vehicles. Michelin's Uptis tire system does not compete with GACW's air suspension wheels due to their speed, side and payload limitations.

2. Bridgestone. Bridgestone is also developing airless tire technology for passenger vehicles, focusing on sustainable materials and recyclability. Bridgestone's airless tire aims to eliminate the need for maintenance and address environmental concerns associated with traditional pneumatic tires.

3. Goodyear. Goodyear has developed non-pneumatic tires for various applications, including autonomous delivery robots by Starship Technologies. These airless tires are designed to extend tire life and reduce maintenance. Again, these tires do not compete with GACW's air suspension wheels due to their speed, side and payload limitations.

4. The SMART Tire Company. This company, in partnership with NASA, is developing airless tires using shape memory alloys. Their METL bicycle tire, which won a CES innovation award, is one of their commercial products. They're working on bringing this technology to various vehicle types, including electric and autonomous vehicles. Again, this technology does not compete with GACW due to their speed, side and payload limitations.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARDLOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS

"ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Comparative Analysis

Innovation and Technology. GACW's airless mechanical wheels within wheels pneumatic suspension stand out in the heavy-duty vehicle sector, especially for mining applications. Michelin's Uptis and Bridgestone airless tires focus on passenger and commercial vehicles, emphasizing sustainability and reduced maintenance costs. Goodyears non-pneumatic tires cater to autonomous robots rather than OTR applications.

Environmental Impact. Both Michelin and Bridgestone emphasize environmental benefits through reduced raw material usage and recyclability. GACW also highlights environmental benefits by eliminating rubber tire waste and reducing emissions, which are critical for mining operations.

Market Readiness. Michelin and Goodyear are in advanced stages of testing their airless tires with plans for market introduction. The SMART Tire Company is gearing up to launch its product soon. GACW has already tested its wheels in various countries, showing practical readiness for heavy duty use in the mining sector and is now transitioning from the R&D phase to initial commercial production and sales. These competitors showcase the diverse applications and advancements in airless tire technology, with each focusing on different market needs and environmental goals. GACW's specialization in the OTR and heavy-duty sector provides a unique position compared to other companies targeting passenger and commercial vehicles.

GACW believes there is no other company that offers a solution like its Air Suspension Wheel for massive mining vehicles and equipment. GACW is of the opinion that dominant players in the tire industry in general are the Company's biggest potential competitors due to their potential ability to possibly sway mining companies away from GACW's technology.

Current Stage and Roadmap

From the initial concept in 2011, the Air Suspension Wheel technology has been designed, engineered, manufactured, and field tested. Since 2015, eight field tests at mine sites have been conducted with data procurement to enhance structural components and tread composition. Based on the most recent field test from December 2025, GACW plans to commence commercial production and sales of the ASW.

To facilitate more investment, in 2019 the company changed the corporate structure from a limited liability company to a "C" corporation and changed its name from 2017 LLC dba Global Air Cylinder Wheels to GACW Incorporated. The Company is currently working through the Risk Assessment protocols with two global mining companies. The trials include testing multiple wheel configurations in consideration of future commercial opportunities with these mining companies.

From January 1, 2025 to May 31, 2025 the Company (a) hired a Chief Financial Officer, (b) delivered truck wheels to a mine site in Minnesota to conduct additional testing to establish a minimal viable product (MVP), (c) installed the wheels on a CAT 794 mining truck and validated commercial performance of the ASW, and (d) formally commenced commercialization manufacturing, sale and distribution operations. The Company's plans for the remainder of 2025 include (a) analyzing data from the CAT 794 wheel installation, (b) wheel size design for the CAT 994 loader, (c) engaging multiple mining companies in purchase order negotiations, (d) negotiating licenses for distribution, and (e) opening an office in Brisbane, Australia. Testing, purchase orders and licensing are estimated to generate $3 million in revenue in 2025.

The Company has been granted nineteen (19) USPTO patents granted and has 120+ international patents granted or in application. These applications are particularly made in industrialized or major mining countries.

The Team

Officers and Directors

Name: Dr. Zoltan A. Kemeny

Dr. Zoltan A. Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CIO, Board Member, Director
  Dates of Service: February, 2014 - Present

Responsibilities: Engineering and overall direction of the company. Salary: $174,000 (annual); Stock Options: 262,500 (Year 2020), 131,250 (Year 2021). All stock options have vested but have not been exercised.

- Position: Director
  Dates of Service: November, 2019 - Present
  Responsibilities: Work jointly with other directors on material decisions

Name: Harmen David van Kamp

Harmen David van Kamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Principal Accounting Officer
  Dates of Service: May, 2016 - Present
  Responsibilities: Oversight of the general operations of the Corporation Salary: $132,000 (annual); Stock Options: 150,000 (Year 2020), 75,000 (Year 2021). All options have vested but have not yet been exercised.

- Position: Director
  Dates of Service: April, 2021 - Present
  Responsibilities: Part of the Management Team.

Name: Rodrigo Pinheiro

Rodrigo Pinheiro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer and Chief Engineer
  Dates of Service: July, 2023 - Present
  Responsibilities: Technical Oversight and Product Development. Salary: $252,000 (annual). Part of the compensation is paid out in common stock.

Other business experience in the past three years:

- Employer: Click Bond, Inc
  Title: Vice President of Engineering
  Dates of Service: October, 2018 - June, 2023
  Responsibilities: Technical leadership and strategy development

Name: Darryl Crowder

Darryl Crowder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: July, 2021 - Present
  Responsibilities: Oversee the operations of the Company. Salary: $252,000 (annual). A part of the compensation is paid out in common stock.

Name: Mark Anthony Keenan

Mark Anthony Keenan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2018 - Present
  Responsibilities: Board participant. Salary: $0, no equity compensation.

Name: Maria Kemeny

Maria Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary
  Dates of Service: May, 2014 - Present
  Responsibilities: Company's registered secretary. Salary: $0, no equity compensation.

Name: Jan Lorant

Jan Lorant's current primary role is with Gabor Lorant Architects Inc.. Jan Lorant currently services four (4) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board of Directors, Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Advisor on business strategy. Salary: $0, plus 450,000 stock options vesting March 1, 2024, March 1, 2025 and March 1, 2026.

Other business experience in the past three years:

- Employer: Gabor Lorant Architects Inc.
  Title: Owner/Principal
  Dates of Service: March, 1987 - Present
  Responsibilities: President and lead designer, providing architectural and engineering services to federal, state, and municipal entities.

Other business experience in the past three years:

- Employer: Lorant Group Inc.
  Title: President
  Dates of Service: January, 1990 - Present
  Responsibilities: Manage the operations and the design/marketing of products.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means

that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the "off-the-road" wheel and tire industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $3.234,277.50 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in Use of Proceeds.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. Given the current interest rate market, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current products are variants of the Air Suspension Wheel. Our revenues are therefore dependent upon the market for the sale of Air Suspension Wheels.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will

grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine Primary LLC instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than we do, or superior products than what we developed. Competitors may render our technology or products obsolete or the products we develop will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GACW Incorporated was formed on November 26th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenue generated since inception. There is no assurance that we will be profitable in the next 5 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no regularly recurring revenue. If you are investing in this company, it's because you think that Air Suspension Wheel is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns seventeen patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our product is dependent on the outside government regulation such as the Bureau of Industry and Security (BIS) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Investing Process
To purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investment Cancellations
Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications
Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes
Material changes to an offering include but are not limited to: A change in Target Offering Amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings
The Company may elect to undertake rolling closings, or an early closing after it has received investment interests exceeding its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the newly described Offering Deadline date, which must be at least five days from the date of the notice.

Investor Limitations
Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Risks associated with moving from a proven prototype to full-scale commercial production
Although testing has confirmed that the Air Suspension Wheel meets our performance targets, we have not yet produced the wheel in commercial volumes. Scaling from pilot builds to serial manufacturing may reveal design-for-manufacture issues, quality control problems, or unanticipated cost overruns. Any delay or cost increase could adversely affect our timetable, margins, and needs for additional capital.

Manufacturing and supply-chain constraints
We intend to outsource key subassemblies to specialized vendors. If those vendors are not able to deliver components that meet our specifications, volumes, or timetables, or if geopolitical, logistics, or raw material disruptions occur, we may be forced to identify alternative suppliers or re-engineer parts, which could materially delay production launch, increase costs, or impair product quality.

Continuing research and development risk
Even after successful prototype testing, additional engineering work, such as durability testing under field conditions and refinement of automated production tooling, may be required. Unforeseen technical hurdles could require design changes that delay market entry or reduce expected performance advantages, which would negatively impact our competitive position and financial results.

Market-acceptance risk
End-users like mining companies and heavy equipment operators, may be slow to adopt an unfamiliar wheel technology. If the Air Suspension Wheel fails to deliver the expected performance, cost savings, or durability in real world use, or if competing technologies gain traction, our revenue projections could be materially affected.

Product liability and warranty exposure
Wheels are safety-critical components. A field failure could result in bodily injury or property damage claims, triggering recalls, warranty costs, reputational harm and possible litigation. Our insurance coverage may be inadequate to cover all claims, and future premiums may increase.

Our valuation and our offering price have been established internally and are difficult to assess
The company has set the price of its Common Stock at $3.75 per share. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the

limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of the Company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

Tariffs and Trade Restrictions Could Adversely Affect Our Business
The imposition of tariffs, trade barriers, or changes in international trade agreements by the United States, China, or other countries could increase our raw material and manufacturing costs, limit our access to necessary components, or restrict our ability to sell our products internationally, all of which could have a material adverse effect on our financial results and growth prospects.

Supply Chain Disruptions Could Delay Our Operations and Increase Costs
We rely on global suppliers for critical raw materials and components needed to manufacture our Air Suspension Wheels. Disruptions due to geopolitical tensions, pandemics, labor shortages, or transportation delays could materially impair our ability to deliver products, increase our costs, and negatively impact our customer relationships.

Rising Raw Material Costs Could Negatively Impact Our Profit Margins
The costs of key materials such as steel, nitrogen gas, and hydraulic fluids are subject to volatility and inflation. If we are unable to pass increased costs on to our customers through higher pricing, our margins and overall profitability could be adversely affected.

We Are Highly Dependent on the Mining Industry for Our Initial Revenues
A significant portion of our target market consists of mining companies. A downturn in the mining industry, reductions in mining operations, regulatory changes, or fluctuations in commodity prices could materially reduce the demand for our Air Suspension Wheels and negatively impact our revenue.

Our Licensing Strategy May Not Be Successful
We plan to generate significant revenue by licensing our Air Suspension Wheel technology to third parties. There is no guarantee that we will secure licensees, that licensees will meet performance expectations, or that licensing agreements will produce anticipated revenues, any of which could materially impact our financial performance.

Our Products May Face Regulatory Approval and Certification Risks
Certain jurisdictions may require regulatory approval or product certification before we can sell our Air Suspension Wheels. Failure to obtain necessary certifications or approvals could delay our commercialization efforts, restrict market access, and adversely impact our revenue and growth.

Product Liability and Warranty Claims Could Harm Our Business and Reputation
As a manufacturer of critical vehicle components, we may face claims of product defects, safety failures, or accidents allegedly caused by our products. Significant claims or product recalls could result in costly litigation, tarnish our brand reputation, and materially impact our financial condition.

Our Insurance Coverage May Not Be Adequate to Protect Against All Risks
Although we maintain insurance coverage, there is no assurance that our policies will cover all potential claims or that future coverage will be available on commercially reasonable terms. Significant uninsured or underinsured losses could materially and adversely impact our business.

We Are Highly Dependent on Our Key Personnel
Our future success is closely tied to the efforts and expertise of our executive team, engineering staff, and technical advisors. The unexpected loss of key personnel, or our inability to attract and retain additional qualified employees, could materially disrupt our operations and delay our product development and commercialization efforts.

Technological Advances by Competitors Could Render Our Products Obsolete
Advances in wheel technology, suspension systems, or alternative transportation innovations could render our Air Suspension Wheel less competitive or obsolete. Failure to keep pace with technological change could adversely affect our market position and financial results.

Changes in Environmental Regulations Could Increase Costs or Restrict Our Operations
Environmental laws and regulations may impose additional compliance obligations or restrictions on the manufacture, use, or disposal of our products. Future regulatory changes could increase our costs, restrict our ability to sell products, or otherwise adversely impact our operations.

Scaling Manufacturing Operations May Present Significant Risks
We have not yet undertaken large-scale manufacturing of our Air Suspension Wheels. Scaling up production could result in unanticipated challenges such as quality control issues, cost overruns, supply chain constraints, or production delays, which could materially affect our ability to fulfill customer orders and achieve profitability.

We May Be Dependent on a Limited Number of Early Customers

Our initial sales may be highly concentrated among a small number of customers or pilot projects. If these customers reduce or cancel their orders, or if we fail to convert pilot projects into commercial sales, our revenues could be materially adversely affected.

Dependence on Strategic Partners May Introduce Additional Risks

Our business plan depends in part on developing strategic partnerships with licensees and industry participants. If any of these partners fail to perform, breach agreements, or disengage, it could materially affect our commercialization strategy and revenue growth.

Macroeconomic Conditions and Recession Risks Could Impact Demand for Our Products

A downturn in the global economy, rising interest rates, inflation, or reduced capital spending by mining, transportation, or construction industries could decrease the demand for our products and materially affect our revenues and operating results.

Unexpected Warranty Costs and Maintenance Issues Could Harm Our Business

If customers experience unexpected maintenance issues, defects, or high warranty costs related to our Air Suspension Wheels, it could lead to customer dissatisfaction, reputational harm, increased costs, and reduced repeat business.

We Operate a Capital-Intensive Business Model

Unlike software-based startups, our business involves significant capital expenditures for commercialization, manufacturing, and protecting intellectual property. This capital intensity could strain our resources and require frequent fundraising, which could dilute existing shareholders.

Established Tire Companies Could Compete Aggressively Against Us

Large global tire manufacturers with significant financial and marketing resources could develop alternative non-pneumatic solutions or significantly improve conventional tire technologies, limiting our ability to gain market share and affecting our business prospects.

Management Conflicts of Interest Could Affect Shareholders

Certain members of our management and Board of Directors are involved in other business ventures. Potential conflicts of interest could arise, and decisions made by management may not always align with the best interests of all shareholders.

Long Product Lifecycles Could Slow Revenue Growth

Our Air Suspension Wheel is designed for durability, which could result in long product replacement cycles and limit the frequency of repeat purchases, potentially slowing revenue growth compared to consumable products like traditional tires.

International Expansion Could Expose Us to Additional Risks

If we expand manufacturing or licensing activities internationally, we could face risks related to foreign regulations, currency fluctuations, political instability, and cultural differences, which could adversely impact our financial performance.

Currency Exchange Rate Fluctuations Could Impact Our Financial Results

To the extent we conduct transactions in foreign currencies, fluctuations in exchange rates could negatively affect our revenues, expenses, and profitability.

Concentration of Ownership Could Limit Minority Investor Influence

Our founders, directors, and early investors own a significant percentage of our outstanding voting stock. As a result, these insiders are able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors, amendments to our governing documents, and the approval of significant corporate transactions. This concentration of ownership could prevent minority shareholders from influencing corporate decisions, and their interests may not always align with the interests of other investors.

Industrial Customer Adoption Cycles May Be Longer Than Anticipated

The mining and heavy transportation industries tend to be conservative and slow to adopt new technologies, particularly when safety and operational continuity are involved. Even if our Air Suspension Wheels are technically superior, potential customers may require lengthy testing, field trials, and internal approval processes before committing to large-scale purchases. These extended adoption cycles could delay revenue generation, impact our ability to meet growth projections, and require additional capital to sustain operations during longer sales cycles.

Dependence on Third-Party Manufacturing Partners Could Pose Operational Risks

Our business strategy may involve reliance on third-party manufacturers to produce our Air Suspension Wheels at commercial scale. If these partners fail to meet quality standards, production schedules, or regulatory requirements, it could delay customer deliveries, harm our reputation, increase costs, and materially and adversely affect our financial performance. We may also have limited remedies if a third-party manufacturing partner fails to perform under the terms of its agreement.

Our Financial Performance May Be Tied to Volatility in the Natural Resources Sector

Because a significant portion of our initial target market consists of mining and natural resource companies, our sales may be heavily influenced by the economic health of these industries. Commodity price volatility, declines in global demand for metals and minerals, regulatory changes, or other macroeconomic factors affecting the natural resources sector could lead to reduced capital expenditures by mining companies, which would negatively impact demand for our products and materially affect our revenue growth.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Zoltan Kemeny	45,460	Common Stock	24.02%
Dr. Zoltan Kemeny	5,735,568	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 379,425 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 15,356,737 outstanding.

Voting Rights

1 vote per share. The Corporation also has the authority to issue shares of Common Stock with such voting rights as the Corporation deems appropriate. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding does not include 60,000 shares that may be issued pursuant to outstanding warrants. The total amount outstanding does not include 798,750 shares that may be issued pursuant to outstanding options.

Voting Rights of Securities Sold in this Offering. Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights

1.25 votes per share

Material Rights

Sunset provision of 1.03 conversion rate to common stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering,you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $295,924.00
  Number of Securities Sold: 516,500
  Use of proceeds: Working Capital
  Date: December 30, 2022
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $113,000.00
  Number of Securities Sold: 45,200
  Use of proceeds: Working Capital
  Date: August 16, 2023
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,794,891.00
  Number of Securities Sold: 562,641
  Use of proceeds: Working Capital
  Date: April 30, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $130,813.00
  Number of Securities Sold: 47,569
  Use of proceeds: Working Capital
  Date: October 31, 2024
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $14,677.00
  Number of Securities Sold: 4,193
  Use of proceeds: Employee/Contractor Compensation
  Date: December 31, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $412,500.00
  Number of Securities Sold: 150,000
  Use of proceeds: Director Compensation
  Date: December 31, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $115,000.00
  Number of Securities Sold: 42,182
  Use of proceeds: Working Capital
  Date: January 31, 2025
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $179,571.25
  Number of Securities Sold: 65,299
  Use of proceeds: Working Capital
  Date: February 28, 2025
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $412,500.00
  Number of Securities Sold: 150,000
  Use of proceeds: Director Compensation
  Date: March 31, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $52,500.00
  Number of Securities Sold: 19,091
  Use of proceeds: Working Capital
  Date: March 31, 2025
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $72,003.25
  Number of Securities Sold: 26,183
  Use of proceeds: Working Capital
  Date: April 30, 2025
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,471,173.00
  Number of Securities Sold: 462,758
  Use of proceeds: Working Capital
  Date: May 13, 2025
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $10,038.00
  Number of Securities Sold: 3,650
  Use of proceeds: Working Capital
  Date: May 31, 2025
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $31,875.00
  Number of Securities Sold: 12,500
  Use of proceeds: Working Capital
  Date: July 31, 2025
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,105,980.36
  Number of Securities Sold: 643,288
  Use of proceeds: Working Capital
  Date: November 12, 2025
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,445
  Use of proceeds: Offering Costs - Commission
  Date: November 12, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $37,501.75
  Number of Securities Sold: 13,637
  Use of proceeds: Working Capital
  Date: November 30, 2025
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue in 2024 was $0. Revenue in 2023 was $1,489,980.00. Cost of sales in 2024 was $0. Cost of sales in 2023 was $0. Gross margins in 2024 were $0. Gross margins in 2023 were $1,489,980.

Expenses

The Company's operating expenses consist of advertising and marketing, legal & professional fees, selling, general and administrative, payroll and related expenses, stock-based compensation, contractor fees and research and development costs. Operating expenses in 2024, through December 31, 2024 increased $1,824,560 from 2023, going from $2,390,167 in 2023 to $4,214,727.

Historical results and cash flows:

Product completed R&D phase in Q2, 2025. The Company is now incurring pre-production and tooling costs. Because the Company has now achieved a minimal viable product, along with the commercialization, manufacture and sale of the Air Suspension Wheel, we expect revenues to increase and the cashflow to change. Previously, GACW had private placements, loans, and utilized equity crowdfunding. In the future,we expect license deals and the sale of the wheels to generate revenues. Based on all this, we do not believe our company's historical performance is indicative of future results as we have progressed beyond the R&D and MVP phase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash and cash equivalents and restricted cash totaled $183,966 and $62,349, respectively, as of December 31, 2024. The Company also entered into loan agreements from several shareholders totaling $1,880,001 as of December 31, 2024. During 2025, the Company opened a line of credit for up to $38,000 and also completed work that will trigger an additional payment of $170,000 from a pending purchase order. The $170,000 payment is expected to be received within July 2025. Additionally, the Company received additional loan amounts from its CIO in the amount of $235,000 and a shareholder in the amount of $100,000. As of December 31, 2025, the Company had a cash balance of $245,082.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through equity crowdfunding are essential for the continuation of the company, however, if we don't raise the desired amount, GACW does have private investors backing the company as well.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, we consider the funds from this raise necessary to the viability of our company. Approximately 50% of company funds will be from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Current burn rate: $150,000/month. With the cash on hand and the accounts receivable, we are able to operate for about one (1) month. Please see bullet point 2 in our valuation explanation for a description of our anticipated expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

We anticipate being able to operate for about sixteen (16) months if we reach our maximum funding goal. This would entail no increase to our current burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, we believe several companies are willing to buy licenses, offer lines of credit, or directly invest in the company.

Indebtedness

- Creditor: Zoltan Kemeny
  Amount Owed: $1,446,838.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2026

- Creditor: Jan Lorant
  Amount Owed: $529,512.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2026

- Creditor: Mark Keenan
  Amount Owed: $259,000.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2026

Related Party Transactions

- Name of Person: Zoltan Kemeny
Relationship to Company: Director
Nature / amount of interest in the transaction: Unsecured Loans of USD $1,365,001 plus accrued interest of $81,837.
Material Terms: USD $1,365,001 with a maturity date of April 30, 2026. interest rate of 6% per annum, unsecured.

- Name of Person: Jan Lorant
Relationship to Company: Director
Nature / amount of interest in the transaction: Unsecured Loans of USD $500,000 plus accrued interest of $29,512.
Material Terms: USD $500,000 with a maturity date of April 30, 2026. Interest rate of 6% per annum, unsecured.

- Name of Person: Mark Keenan
Relationship to Company: Director
Nature / amount of interest in the transaction: Unsecured Loans of USD $250,000 plus accrued interest of $9,000.
Material Terms: USD $250,000 with a maturity date of April 30, 2026.

Valuation

Pre-Money Valuation: $92,837,763.75

Valuation Details:

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock; In making this calculation we have not assumed that: (i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or (ii) any shares reserved for issuance under a stock plan are issued.

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.75 we plan to use these proceeds as follows:

- StartEngine Platform Fees
7.5%

- Loan Repayment
16.5%
The Company currently has loans payable to shareholders and Directors of the Company.

- Research & Development
6.25%
The Company plans to continue to develop and improve the design of the air suspension wheel to bring current models to market and develop designs for new models.

- Intellectual Property Development
23.0%
The Company intends to further its development of intellectual property and protect it through patents.

- Operations
6.25%
The Company will invest in additional operating capabilities and staff as it moves towards the commercialization of the air suspension wheel.

- Payroll
37.5%
The Company plans to increase its workforce to have greater operating capabilities as we grow and commercialization of our flagship product begins.

- Insurance
3.0%
The Company will be purchasing insurance products as required by its risk management.

If we raise the over allotment amount of $1,422,843.75, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Loan Repayment
  16.5%
  The Company currently has loans payable to shareholders and Directors of the Company.

- Research & Development
  16.25%
  The Company plans to continue to develop and improve the design of the air suspension wheel to bring current models to market and develop designs for new models.

- Intellectual Property Development
  13.0%
  The Company intends to further its development of intellectual property and protect it through patents.

- Operations
  6.25%
  The Company will invest in additional operating capabilities and staff as it moves towards the commercialization of the air suspension wheel.

- Payroll
  37.5%
  The Company plans to increase its workforce to have greater operating capabilities as we grow and commercialization of our flagship product begins.

- Insurance
  3.0%
  The Company will be purchasing insurance products as required by its risk management.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://globalaircylinderwheels.com/ (https://globalaircylinderwheels.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gacw

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR GACW Incorporated

[See attached]

GACW INCORPORATED AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

GACW INCORPORATED AND SUBSIDIARY
Table of Contents

DE LA HOZ, PEREZ & BARBEITO
CERTIFIED PUBLIC ACCOUNTANTS
2800 Ponce de Leon Blvd., Suite 1020
Coral Gables, FL 33134
P (305) 448-5585 | F (305) 448-7590

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
GACW Incorporated and Subsidiary
Chandler, Arizona

Opinion

We have audited the consolidated financial statements of GACW Incorporated and Subsidiary (the "Company"), which comprise the balance sheet as of December 31, 2024, and the related consolidated statements of operations and other comprehensive loss, changes in stockholders' deficit, and cash flows for the year then ended and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's has suffered recurring losses from operations and has net capital deficiency that raises substantial doubt about its ability to continue as going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Other Matter – 2023 Restatement

The consolidated financial statements of the Company for the year ended December 31, 2023, before the restatement described in Note 3, were audited by another auditor whose report dated October 1, 2024 expressed an unmodified opinion on those statements. As part of our audit of the December 31, 2024, consolidated financial statements, we also audited the adjustments described in Note 3 that were applied to restate the December 31, 2023 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2023 consolidated financial statements of the entity other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2023, consolidated financial statements as a whole.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibilities of Management for the Consolidated Financial Statements (Continued)

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

De La Hoz, Perez & Barbeito, PLLC

Coral Gables, Florida
July 2, 2025

DPB

GACW Incorporated and Subsidiary
Consolidated Balance Sheets
As of December 31,

	2024	Restated 2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 183,966	$ 81,655
Restriced cash	20,643	-
Accounts receivable, net	-	22,216
Prepaid expenses and other current assets	63,042	68,746
TOTAL CURRENT ASSETS	267,651	172,617
SOFTWARE, NET	34,853	-
INTANGIBLES, NET	1,188,143	708,427
TOTAL ASSETS	**$ 1,490,647**	**$ 881,044**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 474,615	$ 219,848
Due to officer - related party	8,956	9,696
Accrued interest - related party	59,331	7,209
Notes payable - related party	1,880,001	500,000
Convertible notes payable - related parties	-	6,611
Customers deposits	850,000	850,000
TOTAL CURRENT LIABILITIES	3,272,903	1,593,364
COMMITMENTS AND CONTINGENCIES (NOTE 10)		
STOCKHOLDERS' DEFICIT		
Common stock, no par value - 20,000,000 shares authorized; 13,912,704 and 13,148,301 issued and outstanding, as of December 31, 2024 and 2023, respectively, net of issuance cost	11,295,290	9,167,732
Preferred stock, no par value - 10,000,000 shares authorized; 9,400,000 issued and outstanding.	-	-
Accumulated deficit	(13,086,837)	(9,896,891)
Accumulated other comprehensive income	16,910	24,061
Non-controlling interest	(7,619)	(7,222)
TOTAL STOCKHOLDERS' DEFICIT	(1,782,256)	(712,320)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$ 1,490,647**	**$ 881,044**

The accompanying notes are an integral part of these consolidated financial statements.

GACW Incorporated and Subsidiary
Consolidated Statements of Operations and Other Comprehensive Loss
For the Years Ended December 31,

	2024	Restated 2023
REVENUES:	$ -	$ -
COST OF SALES	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES:		
Advertising and marketing	6,027	22,401
Legal and professional	362,467	248,337
Selling, general and administrative	322,431	350,068
Payroll and related expenses	315,778	307,004
Stock-based compensation	454,223	60,060
Contractors	614,867	168,960
Research and development	1,035,305	2,068,608
TOTAL OPERATING EXPENSES	3,111,098	3,225,438
OPERATING LOSS	(3,111,098)	(3,225,438)
OTHER INCOME (EXPENSE), NET:		
Licensing patent rights fees QXH agreement	-	1,489,980
Interest expense	(65,835)	(10,946)
Amortization expense	(30,004)	(19,429)
Depreciation expense	(1,896)	(5,330)
Other income	8,640	280
Foreign currency gain (loss)	9,850	(1,890)
TOTAL OTHER (EXPENSE) INCOME, NET	(79,245)	1,452,665
LOSS BEFORE INCOME TAXES	(3,190,343)	(1,772,773)
Provision for income taxes	-	-
NET LOSS	(3,190,343)	(1,772,773)
NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(397)	(417)
NET LOSS ATTRIBUTABLE TO THE CONTROLLING INTEREST	(3,189,946)	(1,772,356)
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX		
Foreign currency translation adjustment	(7,151)	19,329
TOTAL OTHER COMPREHENSIVE LOSS	**$ (3,197,097)**	**$ (1,753,027)**

The accompanying notes are an integral part of these consolidated financial statements.

GACW Incorporated and Subsidiary
Consolidated Statements of Changes in Stockholders' (Deficit)
For the Years Ended December 31, 2024 and 2023

	Common Stock,No Par Value Shares	Amount	Preferred Stock,No Par Value Shares	Amount	Common Stock to be Issued	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Deficit
Balance on January 1, 2023	12,125,981	$ 8,172,090	9,400,000	$ -	$ 300	$ 201,230	$ 4,732	$ (8,124,536)	$ (6,900)	$ 246,916
Stock option expense	-	-	-	-	-	60,060	-	-	-	60,060
Extinguishment of warrant liability	-	-	-	-	-	6,096	-	-	-	6,096
Common shares issued for cash	98,035	177,242	-	-	-	-	-	-	94	177,336
Common shares issued for exercise of warrants	916,500	533,276	-	-	-	-	-	-	-	533,276
Common shares issued as compensation	7,785	17,738	-	-	(300)	-	-	-	-	17,438
Foreign currency translation	-	-	-	-	-	-	-	19,333	-	19,333
Net Loss	-	-	-	-	-	-	-	(1,507,859)	(5,715)	(1,513,574)
Balance on December 31, 2023	**13,148,301**	**$ 8,900,346**	**9,400,000**	**$ -**	**$ -**	**$ 267,386**	**$ 4,732**	**$ (9,613,062)**	**$ (12,521)**	**$ (453,119)**
Restament (See Note 3)	-	267,386	-	-	-	(267,386)	19,329	(283,829)	5,299	(259,201)
Balance on December 31, 2023, as restated	**13,148,301**	**$ 9,167,732**	**9,400,000**	**$ -**	**$ -**	**$ -**	**$ 24,061**	**$ (9,896,891)**	**$ (7,222)**	**$ (712,320)**
Stock option expense	-	27,046	-	-	-	-	-	-	-	27,046
Common shares issued, net of issuance cost	610,210	1,673,335	-	-	-	-	-	-	-	1,673,335
Common shares issued as compensation	154,193	427,177	-	-	-	-	-	-	-	427,177
Foreign currency translation	-	-	-	-	-	-	(7,151)	-	-	(7,151)
Net Loss	-	-	-	-	-	-	-	(3,189,946)	(397)	(3,190,343)
Balance on December 31, 2024	**13,912,704**	**$ 11,295,290**	**9,400,000**	**$ -**	**$ -**	**$ -**	**$ 16,910**	**$ (13,086,837)**	**$ (7,619)**	**$ (1,782,256)**

The accompanying notes are an integral part of these consolidated financial statements.

GACW Incorporated and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2024	Restated 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (3,190,343)	$ (1,772,773)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,896	5,330
Amortization of intangible asset	30,004	19,428
Common shares issued for warrants	-	533,276
Stock option expense	27,046	-
Stock based compensation	427,177	77,498
Changes in assets and liabilities:		
Accounts receivable	22,216	(22,216)
Stock escrow receivable	-	51,891
Prepaid expenses and other current assets	5,704	(21,392)
Accounts payable and accrued expenses	254,767	264,427
Settlement liabilities	-	(5,000)
Customers deposits	-	170,000
Accrued interest	52,122	3,767
NET CASH USED IN OPERATING ACTIVITIES	(2,369,411)	(695,764)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(36,749)	-
Increase in patents	(509,720)	(365,446)
Net advances to officer	(740)	(16,373)
Decrease in other assets	-	459,588
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(547,209)	77,769
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sales of common stock	2,376,925	177,336
Stock offering costs	(703,590)	-
Repayment of convertible note - related party	(6,611)	-
Proceeds from notes payable - related parties	1,630,000	500,000
Repayments to notes payable - related parties	(249,999)	(400,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,046,725	277,336
EFFECT OF FOREIGN CURRENCY TRANSLATION	(7,151)	19,333
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	122,954	(321,326)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	81,655	402,981
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	**$ 204,609**	**$ 81,655**
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Interest paid - related party	**$ (117,957)**	**$ 7,133**
Increase (decrease) in warrants liability for FX warrants	**$ -**	**$ (6,096)**
Reconciliation of cash and restricted cash		
Cash	$ 183,966	$ 81,655
Restricted cash	20,643	-
	$ 204,609	**$ 81,655**

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF THE ORGANIZATION AND BUSINESS

GACW Incorporated ("Global Air Cylinder Wheels, Inc","GACW") was incorporated on November 26, 2019 under the laws of the State of Arizona, and is headquartered in Chandler, Arizona. GACW is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and relies on over 200 years of combined engineering experience. The Air Suspension Wheel ® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Canadian Air Cylinder Wheel ("CACW") was incorporated on December 23, 2019 in the Country of Canada. CACW is a subsidiary of the GACW and exists to provide operational support.

Going Concern and Management's Plan

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses in current year of approximately $3,200,000 and may continue to do so before achieving positive working capital. Additionally, as of December 31, 2024, the Company had accumulated deficit of approximately $13,000,000 and shareholders' deficit of approximately $1,800,000.

Management is currently in the process of continuing raising capital and plans to finance operations through crowdfunding campaigns and revenue-generating activities. Its ability to continue as a going concern depends on securing sufficient funding and generating revenues to meet obligations and achieve profitability. As of the date these financial statements were available to be issued, the Company has an ongoing trial with the latest version of its air suspension wheel. Based on the preliminary results of the trial, the Company has determined that it has a minimum viable product and projects that it will be able to begin commercialization during the fourth quarter of 2025.

Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Although management has taken various actions to alleviate that doubt, there still remains a significant amount of uncertainty as to the Company's ability to meet working capital needs and had income from operations. Their ability to continue as a going concern depends on their ability to generate future profits and/or to obtain the necessary financing to meet their obligations arising from normal business operations when they come due. No adjustments have been recorded within these consolidated financial statements as it relates to management's assessment of going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The accompanying consolidated financial statements present the financial position and results of operations of GACW and its 96% majority owned subsidiary CACW (together referred as the "Company"). The units of the minority owners of this subsidiary is presented as non-controlling interest in the accompanying consolidated financial statements. Intercompany accounts and transactions have been eliminated in consolidation.

Management Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the consolidated balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could materially differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Risk

Business Risks

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Credit Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 and accounts receivable.

For cash balances, the Company generally limits exposure by placing deposits with high quality financial institutions. However, at times, such cash balances may be in excess of insured amounts. The Company has not experienced any losses with respect to these deposits and management does not believe the Company is exposed to any significant credit risk with respect to these amounts.

Cash and Cash Equivalents

Cash is comprised of cash deposits in banks. The Company considers all highly liquid investments with an initial maturity of three months or less, at the time of purchase, to be cash equivalents. There were no highly liquid instruments as of December 31, 2024 and 2023.

Restricted Cash

Funds deposited and consisting of cash held by or on behalf of the Company as a result of collateral posting and other obligations with its counterparties and regulators.

Foreign Currency Translation

The financial position of CACW is measured using this entity's local currency, the Canadian Dollar, as the functional currency. Revenues and expenses of this entity have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are included in other comprehensive income (loss) and recorded directly as a separate component of stockholder's equity in accumulated other comprehensive income (loss).. As a result of foreign currency translation adjustments, there was a loss of $7,151 and a gain of $19,233, respectively, during the years ended December 31, 2024 and 2023.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated over the economic life of the respective asset using the straight-line method. Expenditures for maintenance and repairs are charged to income as incurred; replacements and betterments that extend the useful lives of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Intangible Assets

Intangible assets are comprised of Patents. Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 17 years. Unissued patents are not amortized but reviewed annually for impairment. The Company utilize both qualitative and quantitative aspects to evaluate the impairment of the intangible assets if events or changes in circumstances indicate that the asset may be impaired. Management deemed there was no impairment as of and during the years ended December 31, 2024 and 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

The Company assesses whether the recoverability of the carrying amount of long- lived assets used in operation whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A loss is recognized when expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. The impairment loss is determined as the difference by which the carrying amount of the asset exceeds its fair value. As of December 31, 2024 and 2023, management does not believe that there are any factors or circumstances indicating impairment of any of its long-lived assets

Customers Deposits

Customers deposits represent amounts received in advance from customers for projects that have not yet been completed or delivered. These amounts are recorded as a liability until the performance obligation are satisfied, at which point revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers. Deposits are expected to be settled upon completion of wheels trials period and it could take over twelve months. As of December 31, 2024 and 2023, the Company had customers deposits of approximately $850,000, respectively.

Revenue Recognition

The Company is currently in research and development and is developing wheels into their final working conditions.

The Company will recognize revenue in accordance with Accounting Standards Codification 606: Revenue from Contracts with Customers ("ASC 606"). In accordance with ASC 606, revenue is recognized when the Company transfers the promised goods or services to a customer. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services to achieve this core principle, the Company applies the following five steps:

1. Identify the contract with a customer,
2. Identify the performance obligations in the contract,
3. Determine the transaction price,
4. Allocate the transaction price to performance obligations in the contract,
5. Recognized revenue when or as the Company satisfies a performance obligation.

Revenue will be recognized upon the transfer of control of promised goods or services to customers. Revenue consists of product sales of air suspension wheels. Revenue will be recognized when the items are delivered to customers. Customer payments are generally invoiced before delivery and charged prior to delivery. Revenue is recorded under income when all goods/services have been delivered to its customers. Revenue is presented net of returns and discounts.

Performance Obligations

The Company will earns revenue from the production and delivery of its wheels. This process will involve the manufacturing and delivery of the wheel and also providing the subsequent repair, enhancement and modifications necessary to bring the wheel to its final operating condition. Currently, the Company is in research and development and is developing wheels into their final working conditions. Since the Company is still in research and development, each sale of a wheel requires subsequent expenses to be incurred as needed to repair, enhance or modify the wheel until in its final operating form.

Stock-Based Compensation

Stock-based compensation is accounted for in accordance with ASC 718, Compensation - Stock Compensation. The fair value of the non-qualified stock options is estimated on the date of grant using the Black-Scholes option-pricing model. Forfeitures are recognized as they occur. The Company recognizes compensation expense for graded vesting awards on a straight-line basis over the requisite service period for the entire award. See Note 7 for additional information regarding stock-based compensation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standard Board ("FASB") ASC 740, which requires the use of the liability, method of accounting for income taxes. The Company recognizes deferred tax assets and liabilities based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company has no material unrecognized tax benefits and no adjustments to their financial position, results of operations or cash flows as of December 31, 2024 and 2023. The Company's tax return for the years ended December 31, 2024, 2023, 2022 and 2021 remain subject to examination by Federal and state tax jurisdictions. No income tax returns are currently under examination by taxing authorities. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company did not have any accrued interest or penalties associated with uncertain tax positions as of December 31, 2024 and 2023.

The Company is expected to have net operating loss carryforwards that it can use to offset a certain amount of taxable income in the future. The resulting deferred tax assets will be offset by a valuation allowance due to the uncertainty of its realization. The primary difference between income tax expense attributable to continuing operations and the amount of income tax expense that would result from applying domestic federal statutory rates to income before taxes relates to the recognition of a valuation allowance for deferred income tax assets.

The Company operates internationally via its wholly owned subsidiary domiciled in Canada, CACW. CACW was organized as a corporation in Canada and is subject to income taxes there. For U.S. income tax purposes, CACW is treated as a partnership or as a disregarded entity as GACW has made a "check the box" election to treat it as a partnership or as a disregarded entity. Income taxes for CACW are not significant to the consolidated financial statements.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $6,027 and $22,401 for the years ended December 31, 2024 and 2023, and are included in the general and administrative expense line item in the consolidated statements of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. There were no changes made to member's equity or net income as a result of these reclasses.

Recent Accounting Pronouncement

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvement to Income Tax Disclosures. ASU 2023-09 sets forth specific categories for which disclosures associated with the rate reconciliation are required, and each category has varying degrees of qualitative and/or quantitative disclosure. Early adoption is permitted, but not prior to December 15, 2024. The Company is currently assessing the impact that the adoption of this guidance will have on its consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing the consolidated financial statements, management has evaluated events and transactions for potential recognition or disclosure through July 2, 2025 which is the date the consolidated financial statements were available to be issued. See Note 11.

3. RESTATEMENT

During the year ended December 31, 2024, Management identified certain classification errors within assets and liabilities. Previously, costs related to research and development were incorrectly capitalized as inventory rather than expense in the period incurred. As a result, the Company has restated its consolidated financial statements for the year ended December 31, 2023. The impact to the previously reported consolidated balance sheet was an overstatement of assets of $1,202,847, overstatement of liabilities of $943,645 overstatement of equity of $259,202. The error have been corrected by restating each of the affected 2023 consolidated financial statements line items.

The following tables summarize the impact of the restatement on the affected consolidated financial statements line items:

	As previously Reported	Adjustment	Restated 2023
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$ 81,655	$ -	$ 81,655
Restriced cash	-	-	-
Accounts receivable, net	22,216	-	22,216
Inventory	1,202,846	(1,202,846)	-
Prepaid expenses and other current assets	68,747	-	68,746
TOTAL CURRENT ASSETS	1,375,464	(1,202,846)	172,617
PROPERTY AND EQUIPMENT, NET	-	-	-
INTANGIBLES, NET	708,427	-	708,427
TOTAL ASSETS	**$ 2,083,891**	**$ (1,202,846)**	**$ 881,044**
LIABILITIES AND STOCKHOLDERS' DEFICIT			
CURRENT LIABILITIES:			
Accounts payable and accrued expenses	$ 421,462	$ (201,614)	$ 219,848
Due to officer - related party	9,696	-	9,696
Accrued interest - related party	7,209	-	7,209
Notes payable - related party	500,000	-	500,000
Convertible notes payable - related parties	6,611	-	6,611
Future R&D commitments	742,031	(742,031)	-
Customers advances	850,000	-	850,000
TOTAL CURRENT LIABILITIES	2,537,009	(943,645)	1,593,364
STOCKHOLDERS' DEFICIT			
Preferred stock	-	-	-
Common stock	8,900,346	267,386	9,167,732
Additional paid-in capital, net of offering costs	267,386	(267,386)	-
Accumulated deficit	(9,613,061)	(259,201)	(9,896,891)
Accumulated other comprehensive income	4,732	-	24,061
Non-controlling interest	(12,521)	-	(7,222)
TOTAL STOCKHOLDER'S DEFICIT	(453,118)	(259,201)	(712,320)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	**$ 2,083,891**	**$ (1,202,846)**	**$ 881,044**

3. RESTATEMENT (CONTINUED)

The following tables summarize the impact of the restatement on the consolidated financial statements income tax provisions:

	As previously Reported	Adjustment	Restated 2023
REVENUES:	$ 1,489,980	$ (1,489,980)	$ -
COST OF SALES	1,966,957	(1,966,957)	-
GROSS PROFIT	(476,977)	476,977	-
OPERATING EXPENSES:	1,001,774	2,223,664	3,225,438
OTHER INCOME (EXPENSE), NET:	(34,821)	1,487,486	1,452,665
NET LOSS	(1,513,572)	(259,201)	(1,772,773)
NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(5,715)	(5,715)	-
NET LOSS ATTRIBUTABLE TO THE CONTROLLING INTEREST	(1,507,857)	(253,486)	(1,772,773)
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX	-	19,329	-
TOTAL OTHER COMPREHENSIVE LOSS	**$ (1,513,572)**	**$ (234,157)**	**$ (1,772,773)**

The following tables summarize the impact of the restatement on the consolidated financial statements income tax provisions:

	As previously Reported	Adjustment	Restated 2023
Net operating loss carryforward	$ 5,326,686	$ 597,503	$ 5,924,189
Total net operating loss carryforwards	5,326,686	597,503	5,924,189
Deferred tax asset on NOL	1,118,604	125,476	1,244,080
Less: Valuation allowance	(1,118,604)	(125,476)	(1,244,080)
Deferred tax asset, net	$ -	$ -	$ -

4. SOFTWARE, NET

Property and equipment, net consists of the following as of December 31,

	2024	2023
Software	$ 44,744	$ 7,995
Accumulated Amortization	(9,891)	(7,995)
Property and equipment, Net	**$ 34,853**	**$ -**

Amortization expense for the year ended December 31, 2024 totaled approximately $2,000. There was no amortization expense for the year ended December 31, 2023.

5. INTANGIBLE ASSETS, NET

Intangibles, net consists of the following as of December 31,

	2024	2023
Patent Costs	$ 1,254,928	$ 745,207
Accumulated Amortization	(66,785)	(36,780)
Patent Costs, Net	**$ 1,188,143**	**$ 708,427**

Amortization expense for the years ended December 31, 2024 and 2023 totaled approximately $30,000 and $19,000, respectively.

5. INTANGIBLE ASSETS, NET (CONTINUED)

As of December 31, 2024, amortization expense related to intangible assets is expected to be:

Year		Amount	Weighted-Average Amortization Period (in years)
2024	$	73,819	
2025		73,819	
2026		73,819	
2027		73,819	
2028		73,819	
Thereafter		819,048	
Total	**$**	**1,188,143**	16.5

6. NOTES PAYABLES RELATED PARTIES

As of December 31, 2024 and 2023, the notes payables consist of the following:

		2024		2023
On October 23, 2023, the Company entered into a $250,000 unsecured note payable with a shareholder. The note bears interest at a fixed rate of 10%. The note matured on April 20, 2024, and was fully paid during 2024.	$	-	$	250,000
During 2023 and 2024, the Company entered into severals unsecured notes payable with its CEO. The notes bear interest at a fixed rate of 6%. The notes mature from July 1, 2024 through April 30, 2025, but terms of the notes were subsequently amended and princial and interest are due on November 30, 2025.		1,130,001		250,000
During 2024, the Company entered into several unsecured notes payable with one of it's shareholder. The notes bear interest at a fixed rate of 6% and 7%. The notes mature on April 30, 2025, but terms of the note were subsequently amended and princial and interest are due on November 30, 2025.		500,000		-
On November 25, 2024, the Company entered into a $250,000 unsecured note payable with one of it's stockholders. The note bears interest at a fixed rate of 6%. The note matures on April 30, 2025, but terms of the note were subsequently and princial and interest are due on November 30, 2025.		250,000		-
Toal notes payable - related parties	**$**	**1,880,001**	**$**	**500,000**

These notes had a total approximately accrued interest of $59,000 and $7,000, as of December 31, 2024 and 2023, respectively.

7. EQUITY

Common Stock

As of December 31, 2024 and 2023, the Company has 20,000,000 shares of no par value common stock authorized, with 13,909,594 and 13,148,301 shares issued and outstanding, respectively.

During 2023, the Company issued 98,305 shares of common stock for cash proceeds of $177,242. Additionally, holders of warrants exercised 916,500 shares of warrants and paid cash proceeds of $533,276 to the Company. The Company also issued 7,785 shares of common stock as payment for services valued at $17,438.

During 2024, the Company issued 610,210 shares of common stock for cash proceeds of $1,413,342 net of offering cost of $512,361. Additionally, the Company also issued 154,193 shares of common stock as payment for services valued at $427,177.

In October 2024, the Company commenced an additional regulation crowdfunding campaign to sell shares of common stock to raise investment capital at $3.50 per share. As of December 31, 2024, the Company sold 146,360 shares of common stock for $451,222 proceeds and incurred $191,229 as deferred offering cost in connection with the offering of equity securities, for a total net proceeds of $259,993. These shares were issued on March of 2025. See Note 11.

Preferred Stock

As of December 31, 2024 and 2023 the Company has 10,000,00 no par value preferred stock authorized, with 9,400,000 shares issued and outstanding.

Equity Incentive Plan

The Company has reserved 1,391,370 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2020 Stock Option Plan (SOP) and will be through 2030 duly adopted by the Board of Directors and approved by the Company stockholders (the “Stock Plans”). The Plans are designed to attract and retain personnel for positions at the Company. Under the plan, common stock shares may be purchased upon exercise of an option and the price will be determine by the committee but will not be less than 100% of the fair market value of a share of common stock on the date such option is granted. During the year ended December 31, 2024 and 2023, the Company did not issue any additional stock options. As of December 31, 2024 and 2023 there were vested stock options of 798,750 and 707,188, respectively.

The Company utilizes the Black Scholes option model to value the share price of the Company’s common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in stock-based compensation expense associated with vesting options of $27,046 and $60,060 as of December 31, 2024 and 2023, respectively. As of December 31, 2024 all options were vested.

The following is an analysis of options to purchase shares of the Company’s stock issued and outstanding:

	Total Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2023	798,750	$ 0.32	11.45
Granted	-	-	
Exercised	-	-	
Expired/cancelled	-	-	
Total options outstanding, December 31, 2023	798,750	0.32	10.45
Granted	-		
Exercised	-		
Expired/cancelled	-		
Total options outstanding, December 31, 2024	798,750	0.35	9.45
Options exercisable, December 31, 2024	798,750		

As of December 31, 2024, all outstanding options were vested.

8. RELATED PARTY TRANSACTIONS

The Company has a subsidiary, CACW based in Canada. To date there has been only operating expense and intercompany contribution activity in the related subsidiary.

A Director of the Company is also the Wheels Investment, LLC managing member which would classify Wheels Investment, LLC as a related party.

As of December 31, 2024 and 2023, the Company was indebted to a related party for a total of $8,956 and $9,696, respectively. This loan amount is non-interest bearing and due upon demand.

9. INCOME TAXES

There were no provision for income tax (expense) benefits for the years ended December 31, 2024 and 2023.

A reconciliation of the statutory federal income tax at a rate of 21% to the income tax expense included in the consolidated statements of operations is as follows for 2024 and 2023, respectively.

	2024	2023
Federal Statutory Rate	21.00%	21.00%
Valuation Allowance	-20.96%	-21.00%
Other	-0.04%	0.00%
Effective Tax Rate	0.00%	0.00%

The provision for income taxes differs from that computed by applying statutory rates to income before taxes primarily due to the effects of the valuation allowance, refundable state tax credit, non-refundable state tax credits, and non-deductible items.

The components of the net deferred tax liability consist of the following as of December 31, 2024 and 2023, respectively:

	2024	2023
Deferred tax assets		
Net operating loss	$ 1,824,170	$ 1,244,080
Research and development	248,300	182,240
Depreciation	200	400
Other	178,500	178,500
Gross deferred tax assets	2,251,170	1,605,220
Valuation allowance	(2,173,000)	(1,528,990)
Deferred tax assets	78,170	76,230
Deferred tax liabilities		
Intangibles	$ (78,170)	$ (76,230)
Deferred tax liabilities	(78,170)	(76,230)
Net deferred tax liability	$ -	$ -

9. INCOME TAXES (CONTINUED)

As of December 31, 2024, the Company had federal net operating loss (NOL) carryforwards of approximately $8,683,000 which carryforward indefinitely. At December 31, 2024, the Company had state net operating loss (NOL) carryforward of approximately $8,683,000 which begin to expire in 2035. At December 31, 2024, the Company had no federal research and development credit carryforwards due to the election of the payroll tax credit. The Company has State research and development carryforwards of $32,927 which will expire in 2036. Sections 382 and 383 of the Internal Revenue Code of 1986 subject the future utilization of net operating losses and certain other tax attributes, such as research and experimental tax credits, to an annual limitation in the event of certain ownership changes, as defined. The Company may be subject to the net operating loss utilization provision of Section 382 of the Internal Revenue Code. The effect of an ownership change would be the imposition of an annual limitation of the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends on the value of the Company immediately before the change, changes to the Company's capital structure during a specified period prior to the change, and the federal published interest rate. Although the Company has not completed an analysis under Section 382 of the Code.

The calculation and assessment of the Company's tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for federal and state jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of December 31, 2024, the Company has not recorded any liabilities related to uncertain tax positions in its financial statements. Similarly, the Company has not accrued any interest and penalties related to uncertain tax positions as of December 31, 2024. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in tax expense in its financial statements.

10. COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be subject to claims encountered in the normal course of business. In the opinion of management, the resolution of such claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

11. SUBSEQUENT EVENT

On March 26, 2025 the Company closed the crowdfunding campaign that started on October 19, 2024, and raised a total of $1,465,422 from the sale of 453,840, shares of common stock. As of December 31, 2024 the Company had 143,360 of shares that were not issued yet, sold for approximately $451,000, and deferred offering cost of approximately $191,000. Subsequent to year end the Company incurred $497,233 in additional offering cost in connection with the crowdfunding campaign for a total offering cost of $688,462. Shares were issued on May 2025.

In January and May of 2025, the Company entered into several unsecured notes payable with its CIO, formerly CEO, totaling $235,000. The notes bear interest at a fixed rate of 6% and interest and all principal and accrued interest are due at Maturity on November 30, 2025.

The Company, from time to time, may be subject to claims encountered in the normal course of business. In the opinion of management, the resolution of such claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Global Air Cylinder Wheels (GACW)

Disrupting a $5B Market by Reinventing the Wheel

GACW has developed the Air Suspension Wheel (ASW): a patent-protected, non-pneumatic mechanical alternative to traditional rubber tires that lasts the life of the vehicle. It is durable, safe, fuel efficient, and 100% recyclable. The ASW was recognized as one of TIME's Best Inventions of 2023.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


REINVENTING WHEEL
TECHNOLOGY FOR A
CHANGING WORLD
GACW

$508,088.46 Raised

Get Equity
$3.75 Per Share

PREVIOUSLY CROWDFUNDED
$9,492,854.58

RAISED
$508,088.46

INVESTORS
236

MIN INVEST
$498.75

VALUATION
$92.84M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? See here

REASONS TO INVEST

A Large Market With A Massive Problem

Mining companies in the **$5B** global mining tire market face three critical pain points with traditional pneumatic tires. They are expensive, dangerous and difficult to recycle.

Real Customers And Real Revenue

We have moved beyond the R&D phase into early commercialization*. We have **generated $4 million in proceeds** to date** with **four signed contracts** and **56 wheels manufactured and field-tested** in actual mining operations since 2015.

Formidable Barriers to Entry Against Competition

The technology is protected by **75+ issued patents globally and over 120+ patents pending.** We also have **a decade of field testing data** across multiple vehicle types and real mining conditions that would be difficult to replicate.

**The Company is in the early stages of negotiating their first purchase orders. Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.*

***Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes*

TEAM



Harmen van Kamp • Chief Executive Officer, Director and Principal Accounting Officer

25+ years in sales across multiple industries. Extensive experience in engineering heavy complex sales cycles across the globe in 7 different countries. Multi-lingual and committed to replacing tires globally.

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Dr. Zoltan Kemeny • President, Treasurer, Director and Chief Innovation Officer (CIO)

44+ years in R&D and engineering, with a strong track record of many patents. His vision for GACW was sparked a decade ago when he witnessed a tire dump fire, revealing the environmental hazards associated with rubber tires.

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Darryl Crowder • Chief Operating Officer (COO)

30+ years in senior management in the heavy engineering, maintenance, manufacturing and mining services sectors. With significant experience in large scale project management, Darryl has worked in senior executive (c-level) management roles in the public and private sectors both domestically and internationally.

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Rodrigo Pinheiro • Chief Technical Officer (CTO)

30+ years in senior engineering roles across the world working at General Motors, Sabo, and Arconic, and most recently VP of Engineering at Click Bond, a leading manufacturer of fasteners for a global client base.

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Jan Lorant • Chairman of the Board of Directors and Director

Skilled at programming, design, site selection and implementation of technologically sophisticated buildings like Public Safety Answering Points (PSAP's or 9-1-1 centers), higher Ed facilities, data center, emergency operations centers and ports-of-entry.

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Mark Keenan • Director

When founding partners Mark Keenan, Dan Hopkins, Leon Schmidt and David Stowell established KHS&S on Dec. 7, 1984, they shared a vision to create a company that was innovative, customer driven, hard-working and could anticipate and respond to changing industry trends. Mark Keenan has retired.

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Maria Kemeny • Secretary

Maria is the corporate secretary.

Read Less

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THE PITCH

An Airless Mechanical Wheel That Can Save Mining Companies Millions Of Dollars, Save Lives, And Is Better for The Environment.

Traditional mining tires are a costly and dangerous point of failure. GACW developed the **Air Suspension Wheel (ASW)**, a non-pneumatic, mechanical steel wheel engineered to last the **lifetime of the vehicle***. We estimate this can deliver **up to 58% cost savings over the vehicle lifecycle** by eliminating blowouts, overheating, frequent replacements, and explosion risks common in mining operations.

** Actual performance and costs may vary based on operating conditions, usage, and adherence to recommended maintenance and inspection procedures.*


AIR SUSPENSION WHEELS®
DESIGNED TO LAST AS LONG AS THE VEHICLE
CAN CUT TIRE COSTS BY UP TO 58%
DEVELOPED TO ELIMINATE COSTLY DOWNTIME FROM PUNCTURES AND OVERHEATING
ENGINEERED TO BOOST PERFORMANCE AND SAFETY
100% REBUILDABLE AND RECYCLABLE

We are initially targeting the approximately **$5B global mining tire market**, where downtime and safety risks are extreme. On paper the ASW is a no-brainer for the mining industry. **Beyond mining, we believe ASW represents a fundamentally different approach to mobility**, one that could be applied across multiple heavy-duty and industrial segments within the **$262B global tire market**, significantly expanding the long-term addressable opportunity.


THE GLOBAL TIRE INDUSTRY
IS A $262B OPPORTUNITY
While we're starting in the mining market, we plan to expand into:
Construction
Transport
Medical (Wheelchairs)
Military/Armored Vehicles
Automotive
Bicycles

ASW **has biodegradable tread options, is rebuildable, and 100% recyclable** after its lifespan, offering a compelling alternative to rubber tires that contribute to waste and microplastic pollution.

With **75+ issued patents globally**, **$4M in sales and licensing proceeds***, and recognition as one of **TIME's Best Inventions of 2023**, the traction of the ASW is palpable.


EXCITING TRACTION AND MOMENTUM
$4M
in proceeds so far
$1.5M
in license deals
$6M
of deals in final stages of negotiation
75+
Issued patents
120+
Pending patents
4
Contracts signed
WINNER OF TIME'S BEST INVENTIONS IN 2023

* Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.

THE PROBLEM & OUR SOLUTION

Rubber Tires Are More Than A Financial Black Hole For Mining Companies.

The Problem

A single large mining truck can incur **$7M+ in tire replacement costs over its lifetime**. Off-the-road tires often last **only 6–9 months** under heavy use, creating a cycle of constant replacement, downtime, and risk.

A mining operation with a fleet of 150 vehicles has 900+off the road tires to purchase & maintain. It costs $750M to purchase & maintain those tires for the lifetime of that fleet. Beyond direct costs, rubber tires introduce operational challenges including punctures, overheating, and explosive failures that can shut down production. This production shutdowns cost hundreds of thousands of dollars per hour.

The human impact is severe—tire fitters face some of the highest fatality risks on mine sites. All that risk makes insurance premiums for the operators and trucks extremely expensive. Rubber tires are also a major environmental liability for mining companies.

Environmentally, tire wear is a major contributor to pollution, with studies indicating that up to **28% of ocean microplastics** originate from tire particles. That is why environmental regulators force mining companies to dispose of the tire waste. Transporting, disposing and recycling the waste is a fulltime logistical job.


" The biggest thing is it SOLVES a big problem."
Kevin O'Leary

* Kevin O'Leary is a paid spokesperson for StartEngine.

Our Solution

GACW's ASW is designed to solve these problems for good.
Unlike rubber tires, **ASW is engineered to last the lifetime of the vehicle and can be treated as a capital asset** rather than a recurring consumable. We estimate this can deliver **up to 58% cost savings over the vehicle lifecycle.**

ASW eliminates blowouts and overheating, supports higher payloads, reduces tilting risk, and requires minimal maintenance.

This potentially:

- Eliminates the wheel explosion risk on site.
- Reduces production shutdown

The system is **100% recyclable**, with biodegradable tread options—offering a safer, more durable, and more sustainable alternative for heavy-duty operations. So there is no need to dispose of tons of tire waste.



COST EFFECTIVE
Simplified maintenance
Reduced energy consumption
Designed to last as long as the vehicle
No production down time
SUSTAINABLE
Designed to last
100% Rebuildable or Recyclable
Limited plastic/rubber dust
Reduced emissions
BETTER PERFORMANCE
Reduced rolling resistance
Safer: More direct steering, Less bounce off obstacles

THE MARKET & OUR TRACTION

Early Traction, Recurring Revenue Model And Clear Path to Scale

After nine years of focused R&D, GACW has reached a key inflection point with a transition toward commercial deployment. The company has generated approximately **$4M in proceeds* to date**, primarily used for the construction and delivery of ASW prototypes, and has received **~$6M in purchase orders it intends to finalize upon launch**.

GACW's business model is designed for scalability. Revenue is generated through **distributor and manufacturing licenses** with existing supplier contractors, complemented by **recurring royalties and sales of proprietary subcomponents**, creating the potential for ongoing, capital-efficient revenue streams.

* Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.





CHANGING TIRES IS BIG BUSINESS
$262B
Total Addressable Market
$31B
Serviceable Addressable Market
$5B
Serviceable Obtainable Market

With **75+ issued patents globally and over 120 pending**, GACW is initially targeting its **serviceable obtainable market (SOM)**—the approximately **$5B annual mining tire market**, where demand for safer and more durable alternatives is acute. Beyond mining, the company believes ASW has applications across its **serviceable addressable market (SAM)**—the **$31B off-the-road tire market**—and its broader **total addressable market (TAM)** of approximately **$262B in global tires and wheels**.

ASW can be manufactured locally, making the platform **tariff-resistant**—an important advantage as global mining activity continues to grow.


GLOBAL TIRE INDUSTRY PROJECTIONS
(USD BILLION)
$276.36
$712.56
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

The Path Towards Commercialization


ADVANCING TOWARDS
REAL-WORLD FIELD USE
$4M
in proceeds from sales and license fees
75+
Issued patents globally
GLOBAL TIER I
Mining companies are prepared to move forward with the technology
RECOGNIZED
as one of TIME's Best Inventions of 2023

* Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.

GACW recently completed the **final round of pre-operational testing** of its Air Suspension Wheels (ASW) **at an active mining site in the Mesabi Iron Range, Minnesota**. This testing evaluated four critical performance areas: tread compound durability, lubrication and bearing selection for suspension systems, a modified bolting system, and **traction on ice and snow in temperatures as low as -30°C**. The company reports successful results across all test areas.

With these results, GACW now has the data required to finalize **its operational-ready ASW** for an anticipated release in early 2026. Global Tier I mining companies have expressed readiness to advance once the product is commercially available, and GACW is progressing toward broader field deployment and commercialization.*


WE'RE ALREADY WORKING WITH
7 OF THE TOP 10
mining companies
10 ESTABLISHED
engineering companies

**Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.*

WHY INVEST

Reinventing the Wheel—With Real-World Momentum

GACW's Air Suspension Wheel (ASW) has received third-party validation, including recognition as a **TIME Best Invention**, Australia's **Welding Award for Innovation**, and features in **CNBC's America's Next Investment**, *Mining International*, and *Sustainability Magazine*. We believe ASW can meaningfully improve **cost efficiency, safety, and environmental impact** in mining, with potential applications across broader mobility markets over time.

To date, GACW has raised **$11M+** through prior Reg CF rounds and private investors. As the company moves toward commercial readiness, **2026 represents a key execution phase**, and this offering is designed to support that next step.

GACW operates at the intersection of **industrial safety and environmental responsibility**. With **120+ issued patents**, revenue from sales and licensing, and interest from global mining operators, the company believes it is positioned for broader market adoption. This raise is intended to advance **manufacturing, market entry, and licensing expansion**.

Reinvent the wheel with us. Invest today.


INVEST IN GACW TODAY
Join the next evolution of
industrial mobility
GACW

ABOUT

HEADQUARTERS
3100 West Ray Road, Suite 201
Chandler, AZ 85226

WEBSITE
View Site

GACW has developed the Air Suspension Wheel (ASW): a patent-protected, non-pneumatic mechanical alternative to traditional rubber tires that lasts the life of the vehicle. It is durable, safe, fuel efficient, and 100% recyclable. The ASW was recognized as one of TIME's Best Inventions of 2023.

TERMS

Global Air Cylinder Wheels (GACW)

Overview

PRICE PER SHARE
$3.75

VALUATION
$92.84M

DEADLINE
Apr. 10, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.42M

Breakdown

MIN INVESTMENT
$498.75

OFFERING TYPE
Equity

MAX INVESTMENT
$1,422,843.75

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
5,333

MAX NUMBER OF SHARES OFFERED
379,425

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,490,647	$881,044
Cash & Cash Equivalents	$183,966	$81,655
Accounts Receivable	$0	$22,216
Short-Term Debt	$3,272,903	$1,593,364
Long-Term Debt	$1,782,256	$712,320
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$3,197,097	-$1,753,027

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Voting Rights of Securities Sold in this Offering: Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

TTW Reservations Page Bonus: Testing the Waters Reservation Holders: All Reservation Holders will be eligible for a Loyalty Bonus, to be disclosed upon the potential launch of a future offering.

Loyalty Bonus | 10% Bonus Shares: If you are an existing StartEngine campaign follower of or a prior investor in GACW or on our mailing list, you are eligible for 10% additional bonus shares.

Time-Based Perks

Time Tier 1: Invest $1,000+ within the first two weeks and receive 8% bonus shares.

Time Tier 2: Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Time Tier 3: Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Time Tier 4: Invest $10,000+ within the first two weeks and receive 14% bonus shares.

Time Tier 5: Invest $25,000+ within the first two weeks and receive 17% bonus shares.

Time Tier 6: Invest $50,000+ within the first two weeks and receive 20% bonus shares.

Flash Perk 1: Invest $2,500+ between the 40th - 46th day and receive 8% bonus shares.

Flash Perk 2: Invest $5,000+ between the 40th - 46th day and receive 10% bonus shares.

Flash Perk 3: Invest $10,000+ between the 40th - 46th day and receive 12% bonus shares.

Flash Perk 4: Invest $2,500+ between the 60th - 66th day and receive 8% bonus shares.

Flash Perk 5: Invest $5,000+ between the 60th - 66th day and receive 10% bonus shares.

Flash Perk 6: Invest $10,000+ between the 60th - 66th day and receive 12% bonus shares.

Volume-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares.

Tier 2 Perk: Invest $2,500+ and receive 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 9% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive a 3D print of the GACW wheel + 12% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive a 3D print of the GACW wheel + an invite to a virtual Q&A webinar with the founders OR an in person dinner with the founders* + 15% bonus shares.

**Flights and accommodations not included*

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GACW Incorporated will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $375.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

02.25.26

GACW Surpasses the $500,000 Milestone


$500K RAISED
AND COUNTING!
start engine
GACW

We are thrilled to announce that we have officially surpassed **$500,000 raised in our current funding round on StartEngine!**

We want to express our sincere gratitude to every investor who has joined us so far. We are more energized than ever as we push forward with our 2026 expansion plans.

👉 **[Click here to invest in the future of GACW.]**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

02.23.26

GACW In The Spotlight: AutoEvolution


GACW IN THE SPOTLIGHT:
AUTOEVOLUTION
GACW
start engine

For the second installment of our media series, we are highlighting a feature from AutoEvolution, a leading magazine specialized in automotive technology.

Their article, "**Steel Wheels with Built-in Suspension Will Make Mining Trucks Even More Badass**" provides a straightforward breakdown of the technical innovations behind the Air Suspension Wheel (ASW) and its mechanical approach to disrupting the tire industry.

Read the full article here: Steel Wheels with Built-in Suspension - AutoEvolution

Our technology continues to gain traction for its ability to transform efficiency and safety. Don't miss your chance to be part of the shift toward smarter industrial mobility.

👉 **SECURE YOUR INVESTMENT HERE**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.20.26

GACW in North American Mining Magazine


GACW
start engine
GAINING TRACTION
GACW IN THE MEDIA
NORTH AMERICAN MINING MAGAZINE
IS SPOTLIGHTING
GACW'S AIR
SUSPENSION WHEEL

We are proud to share a featured article titled "**Gaining Traction**," written by our **CEO, Harmen van Kamp**, for the prestigious **North American Mining Magazine**.

The article highlights **GACW's commercial progress and economic impact** within the North American mining industry.

Read the full article here: North American Mining Magazine - Gaining Traction

We are transitioning from R&D to global scale. Invest in the technology redefining a multi-billion dollar industry.

👉 **SECURE YOUR INVESTMENT HERE**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.17.26

How Does The ASW Work?


GACW
start engine
HOW DOES THE
ASW WORK?

At first glance, the **Air Suspension Wheel** (ASW) looks like something out of a futuristic movie. But it is not just a design statement; we believe the ASW represents a significant advancement over traditional tire technology.

If you are not an engineer, the simplest way to think about it is this: We have taken the "air" out of the tire and built the "suspension" into the wheel.

The Problem: The "Rubber Balloon" Crisis

Traditional mining tires are essentially massive rubber balloons filled with extreme pressure. In the harsh environment of a mine, these "balloons" are a liability:

- **They explode**: High pressure can lead to failures and associated safety risks.
- **They die young**: Most only last 9 months before ending up in a landfill.
- **They are a "Money Pit"**: For a mine, tires are a massive, recurring expense that literally burns away.

The ASW Solution: A Mechanical Masterpiece

Instead of relying on pressurized air and fragile rubber to hold up a 400-ton truck, the ASW uses a patented system of steel and cylinders.

Imagine the shock absorbers on your car. Now, imagine those "shocks" miniaturized and placed inside the wheel itself.

- **Steel Structure**: A rugged steel heart that provides unbreakable strength.
- **Air Cylinders**: These act as the wheel's "muscles," absorbing shocks and adapting to rocks and pits without ever risking a blowout.
- **Replaceable Treads**: When the tread wears out, you do not throw the wheel away. You simply bolt on new treads, like changing the soles of a precious pair of boots.

From an "Expense" to an "Asset"

This is the part that every investor should care about: The ASW is designed to potentially last the entire lifetime of the vehicle under optimal conditions.

Tires are a consumable: something that is bought , used up, and thrown away. GACW changes the math. By switching to the ASW, a mine transforms a "consumable expense" into a "capital asset."

- **Close to 60% Lower Total Cost of Ownership**: You invest once and maintain as needed.
- **Reduced Microplastics**: Unlike rubber tires that shed toxic particles, the ASW reduces plastic waste.
- **Maximum Uptime**: No more flat tires means fewer operational interruptions due to tire failures.

The Future is Mechanical

We are not just making a better tire; we are redefining the very idea of what a wheel should be. It is safer, cheaper, and cleaner, all in one elegant, mechanical package.

We believe the Air Suspension Wheel represents the future of tire technology.

👉Click here to invest in GACW today

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.13.26

Why the Driverless Future Needs the Air Suspension


WHY THE DRIVERLESS
FUTURE NEEDS
AIR SUSPENSION WHEELS
GACW
start engine

According to some industry analysts, the global autonomous vehicle market could potentially grow at a CAGR of over 35% through 2030, with the possibility of millions of Level 4 and Level 5 autonomous units being active in logistics, mining, and urban transport within the next decade.

However, as we remove the human driver from the equation, we expose a critical vulnerability in the current hardware: **the pneumatic tire.**

The Problem: A Robot Cannot Change a Flat for an autonomous fleet, a flat tire is more than an inconvenience, it is a total system failure.

- **Operational Paralysis**: When a driverless vehicle suffers a puncture, there is no operator to pull over, assess the damage, or change to a spare. The vehicle becomes an expensive "brick," blocking traffic or halting production until a manual recovery team arrives.
- **Safety Risks**: High-speed blowouts in autonomous vehicles pose unique challenges for AI sensors and stabilization algorithms, potentially leading to catastrophic accidents without human intuition to intervene.
- **The Uptime Mandate**: The primary value of autonomous fleets is 24/7 productivity. Relying on air-filled rubber tires, a technology that has not fundamentally changed in 100 years, introduces a point of failure that the digital age cannot afford.

The Solution: **Engineered Uptime** The natural evolution of the autonomous fleet requires a move to non-pneumatic technology. This is where GACW comes in.

Our **Air Suspension Wheel** (ASW) is designed to offer a 100% airless, mechanical solution that aims to significantly reduce the risk of flats, blowouts, and pressure-related downtime. By replacing compressed air with patented steel suspension, we provide the consistent, maintenance-free performance that autonomous systems demand.

Changing the Face of Mobility When we say we are reinventing the wheel, we are not just talking about mining trucks. We believe we are building the structural foundation for a world where transport is continuous, safe, and truly autonomous.

We are committed to innovating mobility solutions and aim to contribute to the next century of movement.

👉 **Click here to invest in GACW today**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.11.26

The Hidden Perils of Mining Tire Maintenance


BEYOND THE PIT STOP:
THE HIDDEN PERILS OF
MINING TIRE MAINTENANCE
start engine
GACW

To someone outside the mining industry, a tire change might seem like a routine 15-minute task. However, when dealing with enormous haul trucks, the reality is a high-stakes engineering operation involving tires and rims that weigh well over 10,000lbs and stand over 13 feet tall.

Standard rubber tires represent a notable safety concern on mine sites, alongside their significant operational expense. Servicing these pneumatic giants is a complex, high-risk process that has seen little fundamental innovation in decades.

The Burden of Conventional Tire Maintenance:

- **Stored Energy Hazards**: Pneumatic tires operate under extreme air pressure. Any failure during maintenance can result in a catastrophic release of energy, including lethal explosions or internal "pyrolysis" fires.
- **High Fatality Rates**: Recent industry data shows that tire service work is disproportionately dangerous. Workers are significantly more likely to face life-threatening incidents in a tire bay than in almost any other operational area of a mine.
- **Logistical Bottlenecks**: Managing the sheer weight and pressure requires massive specialized machinery, including hydraulic bead breakers, heavy-duty tire handlers, and complex lock ring tools that take hours to set up safely.
- **Costly Production** Halts: A single tire change can take up to 8 hours causing expensive downtime. In an industry where every hour of a truck's operation is worth thousands of dollars, these maintenance stops represent a significant drain on productivity.

The GACW Solution: Eliminating the Risk

The **Air Suspension Wheel** (ASW) is designed to end this dangerous cycle. Because the ASW is non-pneumatic, it does not rely on compressed air or gas, which reduces risks associated with pressurized systems. Furthermore, our technology features individual bolt-on treads that can be replaced quickly without ever removing the entire wheel assembly from the vehicle.

We aim to eliminate the risks associated with mining maintenance through innovative engineering solutions.

As we plan to scale our commercial deployment by 2026, we invite you to join us in our mission to aim for improved safety and efficiency in heavy industry.

👉Click here to invest in GACW today.

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.06.26

In Case You Missed It: Webinar Replay


IN CASE YOU
MISSED IT:
Watch the Full
Webinar Replay
2025 Trial Results
& 2026 Strategy
GACW
start engine

Last Monday, our **CEO Harmen van Kamp** and **COO Darryl Crowder** hosted an **detailed briefing on GACW's progress and our commercial vision for the year ahead**.

For those who could not join us live, the **full recording is now available** for you to watch. The session provides an in-depth look at:

- **2025 Test Results**: A review of the most recent test results on a CAT haul truck in Minnesota.
- **2026 Outlook**: An overview of the business development strategy, potential milestones, and the anticipated commercial release.

👉 **WATCH THE REPLAY HERE**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.04.26

FINAL 3 HOURS: Flash Perk Closing


FINAL 3 HOURS
FLASH PERK CLOSING
GACW
start engine

Final call: only **3 hours left to secure up to 20% bonus shares** (depending on the investment amount). The window closes **today at 11:00 AM PST.**

Consider finalizing your investment if it aligns with your financial goals and risk tolerance.

👉**SECURE YOUR BONUS SHARES HERE**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.03.26

24 Hours Left: Secure Your Bonus


GACW
start engine
24 HOURS LEFT
SECURE BONUS SHARES LEFT

This is the opportunity to take advantage of the limited-time Flash Perk. There are fewer than 24 hours remaining to earn up to **20% in bonus shares** on your investment (depending on the investment amount).

This offer officially expires on: **February 4, at 11:00 AM PST.**

👉 **SECURE THE BONUS SHARES HERE**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.02.26

Don't Miss GACW's Live Webinar Tomorrow


GACW
start engine
LIVE WEBINAR TOMORROW
2025 TRIAL RESULTS & 2026 STRATEGY

A friendly reminder to join us tomorrow, **February 3, at 12:00 PM PST** for an **informative executive briefing.**

CEO Harmen van Kamp and **COO Darryl Crowder** will be covering:

- **2025 Field Results**: An overview of the Minnesota trials.
- **2026 Roadmap**: GACW's strategic and commercial plans for the year ahead.

If you haven't secured your spot yet, please register using the link below:

👉 **REGISTER FOR THE WEBINAR HERE**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.01.26

3 Days Left: Secure Your Bonuses



GACW
start engine
3 DAYS LEFT
SECURE YOUR
BONUS SHARES

We are currently offering a **limited-time Flash Perk** that provides **up to 20% bonus shares**, depending on the investment level.

This offering presents a potential **opportunity to increase your equity** as we aim for a 2026 commercial rollout. Please consider all risks involved.

This offer expires on: **February 4, at 11am PST**

Secure additional shares today. Visit the offering page now .

👉 **SECURE BONUS SHARES HERE**

DISCLAIMER: This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1 Perk
Invest $1,000+ and receive 3% bonus shares.
Select

$2,500
Tier 2 Perk
Invest $2,500+ and receive 5% bonus shares.
Select

$5,000
Tier 3 Perk
Invest $5,000+ and receive 7% bonus shares.

$10,000
Tier 4 Perk
Invest $10,000+ and receive 9% bonus shares.

$25,000
Tier 5 Perk
Invest $25,000+ and receive a 3D print of the GACW wheel + 12% bonus shares.

Select

Select

Select

$50,000

Tier 6 Perk

Invest $50,000+ and receive a 3D print of the GACW wheel + an invite to a virtual Q&A webinar with the founders OR an in person dinner with the founders* + 15% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP

BS

Brian Snouffer

a month ago

Interesting update about the lifetime value/cost of the GACW wheel. To give context, what is the lifetime cost of rubber tires that a vehicle currently uses? I would guess that the GACW would be higher upfront cost, but represent a savings over the life of the vehicle?

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BL

Brant LaValla

15 days ago

When you do go public will the stocks pay dividends?

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Jordan Shoti
24 days ago

This seems like a very promising innovation, especially for mining operations. Are the nitrogen cylinders anticipated to last the entire life of the wheel? if not, are they easily replaced/serviceable? Also, how labor intensive is the tread replacement, and would the wheel need to be removed and shipped off site to perform?

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David Amin
a month ago

Ok rubber layer on a wheel. How is this patent protected ? All the kids toys use a very similar idea.

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Zachary Vincent
a month ago

Congrats on a tremendous accomplishment. I love the product and I'm hugely supportive of innovations like this that push sustainability while disrupting markets. I do have some questions:

Product:
1) your final pre-op testing is complete. Was this a third party testing? Are there ISO/ASTM or equivalent passings? What about tests like abrasion testing or heat build up?

2) what's has been the reception by the key OEM/gatekeepers and why not sell directly to them (CAT, Komatsu, Hitachi, Liebherr, etc.)? If not sold to them I'd imagine their approval would be needed for scaled use if the plan is to use on their machinery.

3) what structural advantage do you have over the Michelin, Bridgestone, Yokohama, or OEM captive suppliers that they cannot replicate? Especially if they already have the manufacturing and distribution capacity?

4) You mention you're working with 710 major mining companies - do you have any signed LOIs? Anything above discussions?

5) Seems like we have more patents pending than approved- what's the expected timeline for approval? Is this your main "landmark" for commercial viability or are there capital/manufacturing needs still to be met?

Financials: there's a short term debt concern - $3.75M in STD and $184k in cash signals an accelerating burn rate. Over $5M debt total and just over $1M in non cash generating assets. No income, high debt makes sense this early on in development, but some questions below please to clarify:

1) what are the assets? are they- IP? Land? Permits? Tools/equipment?

2) why is the short term debt so high? What happens when it comes due?

3) who holds the debt? Is it convertible?

4) what's our "make money" trigger? The patents? a non-product-testing PO? When is our first production run?

5) at a roughly $250k monthly burn rate, the current cash balance implies very limited runway. How should I think about this raise as in terms of what new capabilities or assets exist at the end of it that do not exist today - particularly ones that enable first revenue (rather than just extending the runway)?

That's for suffering my probes. Very excited about this company and look forward to your responses. Thanks so much for the time.

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James Liberi
a month ago

I can't find information on where my shares are. How many shares I bought. What up?

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WC

William Case
2 months ago

I believe in GACW and think there is a huge potential for this technology. I can see these wheels, not just in the industrial arena, but on every vehicle around the world. What I don't understand at this point, is what's stopping GACW from going public.

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SB

SCOTT BERRIMAN

2 months ago

With the most recent fundraising round having closed only recently, and given prior commentary around an expected revenue ramp this year, I'm trying to better understand the rationale for initiating an additional round so quickly.

Could you provide some context on how the proceeds from the last round have been deployed, and how the use of funds for this new raise differs? Specifically, what incremental needs or opportunities prompted a fast-follow round at this time?

During the prior raise, there was discussion of a potential Reg A+ round. Can you share an update on how that option was evaluated and what ultimately came of it?

Additionally, you previously mentioned that institutional or private investors were prepared to support the company if needed. How does that factor into the current fundraising strategy?

Appreciate any insight you can share to help investors better understand the broader capital plan and timing.

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What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The biggest thing is that it solves a big problem.

In the world's largest industrial operations, there is a financial black hole. It's not the engine. It's not the fuel. It's the tires.

These rubber monsters are dangerous and expensive. A mining company can spend up to **$750 million** just on tires and maintenance over the lifetime of their trucks. Tires overheat, they explode, and they are the number one safety hazard for workers on site.

It is also one of the most wasteful and dangerous corners of the industrial world. And we are planning on changing it.

Introducing the Air Suspension Wheel. Protected by over 75 issued patents and named one of TIME's Best Inventions of 2023. It's non-pneumatic, eliminating the risk of explosion. It's 100% recyclable. It's designed to last the life of the vehicle, and only requires minimum maintenance.

This isn't just a wheel, it's a smart business model. Unlike rubber tires that are scrapped, our wheel has replaceable treads. This creates a high-margin, recurring revenue stream, whilst reducing vehicle-related costs for mines by up to 58%

We are far past the concept stage. Our wheels are in real-world testing with major mining partners right now. We've generated over **$3.2 million in proceeds** to date, signed 4 commercial contracts, and built a high-valued pipeline. The demand is real.

The heavy lifting of R&D is behind us. We are now close to the tipping point: transitioning from a technology developer to a commercial OEM. We are raising capital to scale operations and prepare our commercial launch.

Join the thousands of investors that are already backing this revolution. Visit our StartEngine page and invest in GACW today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDMENT TO ARTICLES OF INCORPORATION OF

GACW INCORPORATED

WHEREAS, GACW Incorporated filed its Articles of Incorporation with the Arizona Corporation Commissions on November 26, 2019, and was assigned Filing No. 19122709342670 (the "Corporation").

WHEREAS, the Corporation filed its First Amendment to Articles of Incorporation with the Arizona Corporation Commission on March 6, 2020.

WHEREAS, the Corporation desires to amend its Articles of Incorporation to reflect certain voting rights and conversion rights of the preferred shares that were previously set forth in the bylaws and board of directors' resolutions of the Corporation and to update the current members of the Corporation's Board of Directors and to reflect certain officers of the Corporation.

THEREFORE, the Corporation amends its Articles of Incorporation as follows:

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock and 20,000,000 shares of common stock in such classes and with such voting rights as the Corporation deems appropriate.

The preferred stock shall have the following rights:

(a) Voting Rights. Each share of preferred stock shall have voting rights equal to one and one-quarter (1.25) common shares. The holders of preferred stock shall vote together with the holders of common stock as a single class on all matters submitted to a vote of the shareholders.

(b) Conversion Rights. Each share of preferred stock shall have the right to convert into one and three-hundredths (1.03) common shares upon the occurrence of any of the following events: (i) the sale or merger of the Corporation, or (ii) an initial public offering of the Corporation's securities.

6. Board of Directors. The current board of directors of the Corporation consists of four (4) directors. The name and address of each person currently serving on the Corporation's board of directors until the next annual meeting of Shareholders or until his or her successor is elected and qualifies is

Zoltan Kemeny, 5661 West Park Avenue, Chandler, Arizona 85226

Harmen van Kamp, 3100 West Ray Road, Suite 201, Chandler, Arizona 85226

Jan Lorant, 3100 West Ray Road, Suite 201, Chandler, Arizona 85226

Mark Keenan, 1507 The Oaks Drive, Maitland, Florida 32751

Principal Information as Required by the Arizona Corporation Commission is as follows:

Title	Name	Address	Email	Date Taking Office
Director	Zoltan Kemeny	5661 W Park Ave. Chandler, AZ 85226	zk@gacwheels.com	
Treasurer	Zoltan Kemeny	5661 W Park Ave	zk@gacwheels.com	
Director	Harmen van Kamp	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	7/1/2021
Director	Jan Lorant	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	10/1/2021
Director	Mark Keenan	1507 The Oaks Drive Maitland, FL 32751	zk@gacwheels.com	7/1/2021
CEO (Chief Executive Officer)	Harmen van Kamp	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	10/1/2024
Chairman of the Board of Directors	Jan Lorant	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	3/1/2023
President	Zoltan Kemeny	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	11/26/2019

Except as amended by this Second Amendment and the First Amendment, the Corporation restates its Articles of Incorporation as if set forth in full herein. In the event of a conflict between the Articles of Incorporation, the First Amendment, and this Second Amendment, the terms of this Second Amendment shall control.

Dated this 02 day of June 2025.

GACW Incorporated

By: ____________________

Harmen van Kamp

Its: Chief Executive Officer

Arizona Corporation Commission - RECEIVED: 3/6/2020
Arizona Corporation Commission - FILED: 3/6/2020 20030613086084

FIRST AMENDMENT TO ARTICLES OF INCORPORATION OF GACW INCORPORATED

WHEREAS, GACW, Incorporated filed its Articles of Incorporation with the Arizona Corporation Commissions on November 26, 2019, and was assigned Filing No. 19122709342670 (the "Corporation").

WHEREAS, the Corporation desires to amend its Articles of Incorporation.

THEREFORE, the Corporation amends its Articles of Incorporation as follows:

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock and 20,000,000 shares of common stock in such classes and with such voting rights as the Corporation deems appropriate.

Except as amended by this First Amendment, the Corporation restates its Articles of Incorporation as if set forth in full herein. In the event of a conflict between the Articles of Incorporation and this First Amendment, the terms of this First Amendment shall control.

Dated this 2nd day of January 2020.

GACW Incorporated

By: ______________________
Zoltan Kemeny

Its: President

Arizona Corporation Commission - RECEIVED: 12/27/2019 19122709342670
Arizona Corporation Commission - FILED: 11/26/2019

ARTICLES OF INCORPORATION OF GACW INCORPORATED

1. Name. The name of the Corporation is GACW Incorporated.

2. Initial Business. The Corporation initially intends to conduct the business of designing, developing, marketing, selling and financing of mechanical air suspension wheels and any or all related lawful business purposes for which corporations may be formed.

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of common stock and 10,000,000 shares of preferred stock in such classes as the Company deems appropriate.

4. Known Place of Business in Arizona. The street address of the known place of business of the Corporation is 3100 West Ray Road, Suite 201, Chandler, Arizona 85226

5. Statutory Agent in Arizona. The name and address of the statutory agent of the Corporation is Zoltan Kemeny, 5661 West Park Avenue, Chandler, Arizona 85226.

6. Board of Directors. The initial Board of Directors shall consist of two Director. The name and address of each person who is to serve as a Director until the first annual meeting of Shareholders or until his or her successor is elected and qualifies is:

   Zoltan Kemeny
   5661 West Park Avenue
   Chandler, Arizona 85226

   Maria Kemeny
   5661 West Park Avenue
   Chandler, Arizona 85226

   The number of persons to serve on the Board of Directors thereafter shall be fixed by the bylaws.

7. Incorporators. The names and addresses of the incorporator is Zoltan Kemeny, 5661 West Park Avenue, Chandler, Arizona 85226. All powers, duties and responsibilities of the incorporator shall cease at the time of delivery of these Articles of Incorporation to the Arizona Corporation Commission.

8. Indemnification of Officers, Directors, Employees and Agents. The Corporation shall indemnify any person who incurs expenses or liabilities by reason of the fact he or she is or was an Officer, Director, Employee or Agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, Employee or Agent of another corporation, partnership, joint venture, trust or other enterprise. This indemnification shall be mandatory in all circumstances in which indemnification is permitted by law.

9. Limitation of Liability. To the fullest extent permitted by the Arizona Revised Statutes, as the same exists or may hereafter be amended, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any action taken or any failure to take any action as a Director. No appeal, amendment or modification of this article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a Director of the Corporation occurring prior to such repeal, amendment or modification.

Executed this 20 day of September, 2019 by all of the Incorporators.

____
Zoltan Kemeny

ACCEPTANCE OF APPOINTMENT
BY STATUTORY AGENT

The undersigned hereby acknowledges and accepts the appointment as statutory agent of GACW Incorporated effective this 30 day of September, 2019.

Zoltan Kemeny
5661 West Park Avenue
Chandler, AZ 85226

RECEIVED

NOV 2 6 2019

ARIZONA CORP COMMISSION
CORPORATIONS DIVISION

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

CERTIFICATE OF DISCLOSURE

Read the Instructions C003i

1. **ENTITY NAME** – give the exact name of the corporation in Arizona:
   GACW Incorporated

2. **A.C.C. FILE NUMBER** (if already incorporated or registered in AZ):________________
   Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **Check only one of the following to indicate the type of Certificate:**
   - [X] Initial (accompanies formation or registration documents)
   - [ ] Annual (credit unions and loan companies only)
   - [ ] Supplemental to COD filed ________________ (supplements a previously-filed Certificate of Disclosure)

4. FELONY/JUDGMENT QUESTIONS: Has any person (a) who is currently an officer, director, trustee, or incorporator, or (b) who controls or holds over ten per cent of the issued and outstanding common shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation been:			
4.1	Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the five-year period immediately preceding the signing of this certificate?	[ ] Yes	[X] No
4.2	Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses or restraint of trade or monopoly in any state or federal jurisdiction within the five-year period immediately preceding the signing of this certificate?	[ ] Yes	[X] No
4.3	Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the five-year period immediately preceding the signing of this certificate, involving any of the following: a. The violation of fraud or registration provisions of the securities laws of that jurisdiction; b. The violation of the consumer fraud laws of that jurisdiction; c. The violation of the antitrust or restraint of trade laws of that jurisdiction?	[ ] Yes	[X] No
4.4	If any of the answers to numbers 4.1, 4.2, or 4.3 are **YES**, you **MUST** complete and attach a Certificate of Disclosure Felony/Judgment Attachment form C004.		

5. BANKRUPTCY QUESTION:			
5.1	Has any person (a) who is currently an officer, director, trustee, incorporator, or (b) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation, served in any such capacity or held a twenty per cent interest in **any other corporation** (not the one filing this Certificate) on the bankruptcy or receivership **of the other corporation**?	☐ Yes	☒ No
5.2	If the answer to number 5.1 is **YES**, you **MUST** complete and attach a Certificate of Disclosure Bankruptcy Attachment form C005.		

IMPORTANT: If within 60 days of the delivery of this Certificate to the A.C.C. any person not included in this Certificate becomes an officer, director, trustee or person controlling or holding over ten per cent of the issued and outstanding shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation, the corporation must submit a SUPPLEMENTAL Certificate providing information about that person, signed by all incorporators or by a duly elected and authorized officer.

SIGNATURE REQUIREMENTS:	
Initial Certificate of Disclosure:	This Certificate must be signed by all incorporators. If more space is needed, complete and attach an Incorporator Attachment form C084.
Foreign corporations:	This Certificate may be signed by a duly authorized officer or by the Chairman of the Board of Directors.
Credit Unions and Loan Companies:	This Certificate must be signed by any 2 officers or directors.

Zoltan A. Kemeny
Name
5661 W. Park Ave.
Address 1

Address 2
Chandler | AZ | 85226
City | State | Zip
Country

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☒ I ACCEPT

Signature
Zoltan A. Kemeny
Printed Name   Date

REQUIRED – check only one:

☒ **Incorporator -** I am an incorporator of the corporation submitting this Certificate.

☐ **Officer -** I am an officer of the corporation submitting this Certificate

☐ **Chairman of the Board of Directors -** I am the Chairman of the Board of Directors of the corporation submitting this Certificate.

☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Name

Address 1

Address 2

City | State | Zip
Country

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

Signature

Printed Name   Date

REQUIRED – check only one:

☐ **Incorporator -** I am an incorporator of the corporation submitting this Certificate.

☐ **Officer -** I am an officer of the corporation submitting this Certificate

☐ **Chairman of the Board of Directors -** I am the Chairman of the Board of Directors of the corporation submitting this Certificate.

☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Filing Fee: None All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Please be advised that A.C.C. forms reflect only the **minimum** provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are **public record** and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

Exhibit G to Form C

Test The Waters Materials

Global Air Cylinder Wheels (GACW) is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

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RESERVE NOW

Invest in Global Air Cylinder Wheels (GACW)

Major Market Disruption Potential

We're not just planning to disrupt the market – we're positioning to create an entirely new category. Nine years of intensive R&D, successful field deployments, a robust patent portfolio of 75+ patents, and recognition as one of TIME's Best Inventions of 2023 aren'...

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.


REINVENTING WHEEL TECHNOLOGY FOR A CHANGING WORLD
GACW

$140,107.50 Reserved

OVERVIEW | ABOUT | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

PREVIOUSLY CROWDFUNDED
$9,492,854.58

RESERVED
$140,107.50

RESERVATIONS
64

REASONS TO INVEST

AIRLESS WHEELS CUT TIRE COSTS UP TO 60%: Mines spend up to $7M+ per mining truck on rubber tire replacements over its lifetime. Our airless wheels are designed to last as long as the vehicle itself and can save mines up to 60% in tire costs.

LARGE MARKET POTENTIAL: We're starting in mining, a $5B market, and plan to expand into automobile, military, and beyond – tapping into a $262B total market.

ON THE BRINK OF COMMERCIAL LAUNCH: With $4M in proceeds from the production and delivery of prototypes to date and up to $6M in purchase orders negotiated that we aim to finalize upon commercial release of our wheels planned in early 2026, we are ready to grow our business.

*Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Dr. Zoltan Kemeny • President, Treasurer, Director and Chief Innovation Officer (CIO)
44+ years in R&D and engineering, with a strong track record of many patents. His vision for GACW was sparked a decade ago when he witnessed a tire dump fire, revealing the environmental hazards associated with rubber tires.



Harmen van Kamp • Chief Executive Officer and Director
25+ years in sales across multiple industries. Extensive experience in engineering heavy complex sales cycles across the globe in 7 different countries. Multi-lingual and committed to replacing tires globally.



Rodrigo Pinheiro • Chief Technical Officer (CTO)
30+ years in senior engineering roles across the world working at General Motors, Sabo, and Arconic, and most recently VP of Engineering at Click Bond, a leading manufacturer of fasteners for a global client base.

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THE PITCH

The Opportunity:

Novel, Disruptive Technology Meets Proven Market Demand

We developed the Air Suspension Wheel (ASW), a mechanical steel wheel that replaces traditional off-the-road rubber tires in mining operations. We believe our breakthrough design will deliver up to 60% cost savings with superior performance - no overheating, higher payload capacity, and zero explosion hazards that currently make tire fitters having the highest occupational fatality rate on mine sites.

Large market opportunity: We're targeting the $5B mining tire market where our value proposition is compelling. Mining operations desperately need alternatives to rubber tires that cause production shutdowns, safety risks, and contribute 28% of ocean microplastics. Our 100% recyclable wheels with biodegradable tread options position us as the sustainable solution this market demands.


THE GLOBAL TIRE INDUSTRY
IS A $262B OPPORTUNITY
While we're starting in the mining market, we plan to expand into:
Construction
Transport
Medical (Wheelchairs)
Military/Armored Vehicles
Automotive
Bicycles

Validated market demand: Strong customer interest has generated $6M in purchase orders negotiated that we aim to finalize upon commercial launch. Our previous crowdfunding campaigns raised over $7.5M from investors who recognized this disruptive potential early. This represents your opportunity to join before widespread market adoption.



EXCITING TRACTION AND MOMENTUM
$4M
in proceeds so far
$1.5M
in license deals
$6M
of deals in final stages of negotiation
75+
Issued patents
120+
Pending patents
4
Contracts signed
WINNER OF TIME'S BEST INVENTIONS IN 2023

* Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.

THE PROBLEM & OUR SOLUTION

From $7M+ in Tire Costs per Truck to 60% Savings

Mining operations can face a staggering $7M+ tire replacement cost per mining truck over its lifetime. Off-the-road mining tires last merely 6-9 months under heavy use. Beyond the financial burden, rubber tires create operational nightmares through frequent maintenance, punctures, overheating, and catastrophic explosions that halt production. The human cost is even more alarming - tire fitters have the highest occupational fatality rate on mine sites. Additionally, these tires contribute to a global environmental crisis, with studies showing that 28% of ocean microplastics originate from rubber tire particles.

Our Air Suspension Wheels (ASW) can cut tire costs up to 60% and are transforming this costly cycle into a smart capital investment. Unlike rubber tires, ASWs last the vehicle's entire lifetime and can be amortized as capital assets, delivering substantial cost savings. They outperform rubber in almost every critical area - no overheating, higher payload capacity, and reduced tilting risk. Environmental benefits include 100% recyclability and biodegradable tread options. With minimal maintenance requirements, ASWs eliminate the operational disruptions and safety hazards associated with traditional tire management, making them the clear choice for forward-thinking mining companies.



COST EFFECTIVE
Simplified maintenance
Reduced energy consumption
Designed to last as long as the vehicle


No production down time


SUSTAINABLE
Designed to last
100% Rebuildable or Recyclable
Limited plastic/rubber dust
Reduced emissions


BETTER PERFORMANCE
Reduced rolling resistance
Safer: More direct steering, Less bounce off obstacles

THE MARKET & OUR TRACTION

$4M in Proceeds Is Just the Beginning


CHANGING TIRES IS BIG BUSINESS
GLOBAL TIRE INDUSTRY PROJECTIONS
(USD BILLION)
$712.56
$276.36
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

After nine years of R&D, we have a Minimum Viable Product (MVP) – and with proven performance in the field, and $6M in purchase orders we aim to finalize upon commercial launch, we're ready for this dream to become a reality.


$4M IN PROCEEDS ALREADY REALIZED



* Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.

We plan to make money two ways. We're already selling distributor & manufacturing licenses to existing supplier contractors. As an ongoing revenue stream, we will receive royalties and sell subcomponents with a profit margin.



WE'RE ALREADY WORKING WITH
7 OF THE TOP 10
mining companies
10 ESTABLISHED
engineering companies

We have 75+ issued patents, 120+ pending, and a concrete vision for the future. We're targeting the $5B per year mining industry now, but we believe any vehicle can benefit from our wheels – and we have eyes on the OTR tire market ($31B SAM) and the overall tires and wheels market ($262B TAM).

Additionally, the ASW are tariff-resistant as the wheels can be built practically anywhere in the world. The mining industry continues to grow every year, so this resilience is crucial to our continued success.

WHY RESERVE

We're Changing Tires... For Good

The ASW has been named a TIME's Best Invention, received Australia's Welding Award from Best Innovation, and been featured in numerous publications on mining and sustainability including CNBC's America's Next Investment, Mining International, Sustainability Magazine, and many more. We believe our innovative wheels can have a huge impact on cost, safety, and the environment, in the mining industry and beyond – think wheelchairs, bicycles, trucks, cars and more.



$4M IN PROCEEDS IS
JUST THE BEGINNING
HERE'S OUR ROADMAP

Q2 2025

- **Formally commercialize** operations
- **Collect** operation data of CAT 794 wheels

Q3 2025

- **Analyze data** from truck installation
- **Size & manufacture** design for CAT 994 (loader)
- **Open** Brisbane operations office

Q4 2025

- **PO Negotiations**
- **Engage** multiple manufacturers
- **Negotiate** licenses for distribution
- **Installation** CAT 794 (truck) wheels
- **Commercial release** truck wheels (MVP)

Q1 2026

- **Manufacture** wheels for POs
- **Start** ISO process

With over $11M+ total raised to date, through our previous Reg CF rounds and private investors, 2026 is the year we want to take this to the next level – and we'd love to have you aboard.

Reinvent the wheel with us. Reserve today.

ABOUT

HEADQUARTERS
3100 West Ray Road, Suite 201
Chandler, AZ 85226

WEBSITE
View Site

We're not just planning to disrupt the market – we're positioning to create an entirely new category. Nine years of intensive R&D, successful field deployments, a robust patent portfolio of 75+ patents, and recognition as one of TIME's Best Inventions of 2023 aren't just accolades – they lay the groundwork for what we believe could be a game-changing industry transformation as our planned early 2026 commercial launch approaches*.

NEW UPDATES

01.12.26

How Mining Can Go Green with GACW


REINVENTING MINING


FOR A GREENER WORLD
GACW
start engine

Ending the Tire Graveyard: How Mining Can Go Green with GACW

In the remote corners of the world's most massive mining operations, a silent environmental crisis is piling up. They are called "tire graveyards", vast landscapes littered with discarded, 13,000-pound rubber tires.

For decades, these graveyards have been the accepted price of doing business in the industrial world. But as global mandates for ESG (Environmental, Social, and Governance) compliance tighten, the mining industry is reaching a breaking point.

The era of the disposable, pollutive rubber tire is increasingly being questioned, and GACW aims to offer solutions designed to help transition industrial waste toward a more circular economy.

The Toxic Legacy of Rubber

Traditional OTR (Off-The-Road) tires present significant environmental challenges. They are highly pollutive to manufacture and, crucially, difficult to recycle at scale. Because of their complex chemical composition and massive size, most end up buried in the ground or left to decompose in stockpiles.

The environmental toll is substantial:

- Non-Recyclable Waste:Once a rubber tire reaches the end of its operational life—sometimes in as little as six months—it typically becomes long-term waste.
- GHG Emissions:The production and eventual disposal of these tires contribute to greenhouse gas emissions associated with manufacturing and end-of-life handling.
- Toxic Leaching:Over time, discarded rubber may leach chemicals into the soil and water, creating potential long-term environmental liabilities for mining companies.

The ASW: Designed for Recyclability and Reduced Waste

The Air Suspension Wheel (ASW) represents a different approach to industrial mobility. Unlike traditional rubber tires, which are designed to be consumed and discarded, the ASW is designed as a long-life industrial component*.

- Rebuildable by Design:The ASW is designed to be rebuildable, extending its usable service life compared to traditional rubber tires.
- Largely Recyclable Materials:Built primarily from steel—one of the most widely recycled materials globally—the ASW can be refurbished over its lifecycle and, at end-of-life, processed through existing recycling streams.

This design approach is intended to support a shift away from the traditional "take-make-waste" model.

A Step Toward Lower-Carbon Mining Operations

For mining companies working toward ambitious carbon-reduction and Net-Zero objectives, the ASW is designed to support operational efficiency and emissions-reduction initiatives.

- Lifecycle Emissions Reduction Potential:Based on internal modeling and projected lifecycle analyses, widespread adoption of ASW technology could contribute to a significant reduction in CO_2-equivalent emissions when compared to conventional rubber tire usage.
- Energy Efficiency:The ASW is designed with lower rolling resistance than traditional rubber tires, which may allow vehicles to operate more efficiently. Internal testing and simulations indicate the potential for fuel-efficiency improvements, which could translate into measurable fuel savings across a fleet, depending on operating conditions.

In an industry that consumes millions of gallons of diesel, even incremental efficiency improvements can result in meaningful cost savings and reduced emissions over time.

Profit with Purpose: The New Investor Mandate

Today's institutional and individual investors are increasingly seeking opportunities that align financial objectives with environmental responsibility. Technologies that address real-world industrial challenges while supporting ESG priorities are becoming a growing focus.

GACW operates at the intersection of industrial innovation and sustainability, addressing a persistent operational challenge while aiming to reduce the environmental footprint associated with mining mobility. By indicating interest in GACW, investors are supporting the development of technologies intended to improve efficiency and sustainability in one of the world's most essential industries.

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DISCLAIMER:

ALL UPDATES

01.09.26

Why Mines Are Desperate to Ditch Rubber


GACW
start engine
WHY MINES ARE
DESPERATE TO DITCH RUBBER

In the world of heavy mining, the most significant liability is not the complex engine or the high cost of fuel, it is the tires.

Those massive rubber tires are one of the quiet Achilles' heels of heavy industry. In mining, they wear fast, cost a fortune, and bring operations to a halt when they fail. Across a fleet of roughly 150 haul trucks, tire purchases, replacements, and maintenance can add up to hundreds of millions of dollars over the fleet's lifetime, making tires one of the most expensive — and disruptive — components in the entire operation.

When a single haul truck costs approximately $5-7 million to purchase, yet consumes up to $7 million in tires and rims over its operational life, this financial burden becomes one of the primary drivers for innovation.

The Brutal Economics of Rubber

The average lifespan of a traditional mining tire is surprisingly short, often requiring replacement after only nine months to a year of use. Each of these tires can cost an average of $50,000, meaning a single vehicle with six tires represents a constant and massive capital drain. However, the sticker price of the rubber is only the beginning of the financial pain.

Mine operators face a mountain of indirect costs that traditional tires exacerbate:

- Maintenance & Facilities: Traditional tires require specialized, separate maintenance facilities and constant, Tire Pressure Monitor System (TPMS) management.
- Logistical Inefficiency: Moving 13,000 lb rubber monsters to remote mine sites is a logistical nightmare that adds significant overhead.
- Increased Fuel Consumption: High rolling resistance in rubber tires leads to higher fuel consumption and higher GHG emissions across the entire fleet.

The Hidden Costs: Safety, Fires, and Downtime

Beyond the balance sheet, giant mining tires are a serious safety hazard on mine sites. Their massive size, extreme internal pressures, and susceptibility to heat-induced fires mean failures can be sudden and catastrophic, releasing explosive energy and deadly debris. Tire fitting and servicing is therefore one of the more dangerous maintenance tasks in mining, with a well-documented history of severe injuries and fatalities.

When a tire fails, the "hidden" costs quickly surface:

- Operational Downtime: Every hour a truck sits idle in the tire bay is an hour of lost production, often costing the mine thousands of dollars in lost productivity.

- Catastrophic Incidents: A single tire fire incident can result in $20 million to $30 million in damages to the vehicle and surrounding infrastructure.
- Insurance Premiums: The inherent risks associated with volatile rubber tires directly contribute to higher insurance premiums for mine operators.

GACW: Turning a Liability into an Asset

Mining companies are not looking for a "better tire"; they are looking for a financial necessity to slash their Operating Expenditures (OPEX). The Air Suspension Wheel (ASW) by GACW was designed specifically to alleviate these pains.

Because the ASW is non-pneumatic, it eliminates pressure-driven tire explosions and dramatically reduces fire risk. Unlike conventional rubber tires—which are consumable, pollutive, and difficult to recycle—the ASW is fully rebuildable and engineered for vehicle-life durability, transforming wheels from a recurring liability into a long-term asset.

By switching to the ASW technology, mines can realize up to 58% in direct savings. In an industry where efficiency plays a critical role in protecting margins, many mining operators are increasingly evaluating alternatives to rubber tires as part of broader operational and sustainability considerations.

👉Reserve shares here on StartEngine

01.07.26

A Quick Update on What's Coming Next at GACW


A QUICK UPDATE
ON WHAT'S
COMING NEXT
AT GACW
start engine
GACW

At this time, GACW is focused on advancing its operations and evaluating future financing options, while continuing to engage with its growing investor community.

Based on continued interest, **GACW is evaluating potential incentive structures for future offerings**. These incentives, if offered, could include a loyalty bonus for eligible participants. Any such incentive would be subject to specific terms, conditions, and eligibility requirements and would be disclosed only in a qualified offering statement filed with and qualified by the SEC.

As we continue to assess our next steps, we will share updates as appropriate.

👉 Indicate your interest on StartEngine

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